Exhibit 1

Cordiant Communications Group plc unaudited financial statements for the three years ended December 31, 2002.

EXPLANATION

WPP Group plc completed its acquisition of Cordiant Communications Group plc in August 2003. Pages F-1 to F-50 attached hereto are excerpted from the Form 20-F filed by Cordiant Communications Group plc with the SEC on July 13, 2003. According to Cordiant’s 2002 Annual Report on Form 20-F these financial statements were prepared on a going-concern basis. However, when Cordiant’s 2002 Form 20-F was filed with the SEC in July 2003, there was fundamental uncertainty as to whether the going-concern basis of presentation was appropriate. This uncertainty was due to the recent loss of a major client and then ongoing negotiations regarding an interim support agreement that was soon to expire under which WPP, which then held substantially all of Cordiant’s outstanding debt, had waived non-compliance by Cordiant with certain debt covenants. As a consequence of this uncertainty, Cordiant’s auditors were unable to issue an audit opinion with respect to Cordiant’s financial statements for the three years ended December 31, 2002.

Consolidated profit & loss account

	Continuing Operations
	Note	2002 (pound)m		2001 (pound)m		2000 Restated (see note 1) (pound)m
Turnover
Group and share of joint ventures		3,246.3		3,499.8		3,223.0
Less: Share of joint ventures		(1,107.4)		(1,064.8)		(881.5)

Group turnover		2,138.9		2,435.0		2,341.5
Cost of sales		(1,606.2)		(1,830.0)		(1,828.5)

Revenue

Group and share of joint ventures		569.6		639.9		538.4
Less: Share of joint ventures		(36.9)		(34.9)		(25.4)

Group revenue	2	532.7		605.0		513.0

Operating expenses before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses		(495.7)		(568.5)		(451.6)
Goodwill amortization	14	(28.9)		(44.1)		—
Exceptional goodwill impairment charges	14	(171.1)		(224.8)		—
Exceptional operating expenses	6	(45.6)		(27.6)		—

Total operating expenses		(741.3)		(865.0)		(451.6)

Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses		37.0		36.5		61.4
Goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses		(245.6)		(296.5)		—

Group operating (loss)/profit		(208.6)		(260.0)		61.4
Share of operating profits:

Joint ventures	3	3.8		5.1		3.4
Associated undertakings	3	1.5		1.4		2.2
Goodwill amortization on joint venture	3	(1.9)		(0.4)		—

		3.4		6.1		5.6

(Loss)/profit on ordinary activities before interest and tax		(205.2)		(253.9)		67.0
Net interest payable and similar items	7	(20.8)		(16.0)		(8.4)
FRS 12 - finance charge	24	(0.6)		(0.9)		(1.1)
Amounts written off investments	17	(1.6)		—		—

(Loss)/profit on ordinary activities before tax		(228.2)		(270.8)		57.5
Tax on (Loss)/profit on ordinary activities	8	(1.4)		(4.5)		(15.6)

(Loss)/profit on ordinary activities after tax		(229.6)		(275.3)		41.9
Equity minority interests		(4.0)		(2.3)		(5.8)
(Loss)/profit attributable to Ordinary Shareholders		(233.6)		(277.6)		36.1
Dividends	9	—		—		(8.4)

Retained (loss)/profit for the financial year	26	(233.6)		(277.6)		27.7

Basic (loss)/earnings per Ordinary share	10	(57.6	)p	(71.3	)p	12.3p
Diluted (loss)/earnings per Ordinary share	10	(57.6	)p	(71.3	)p	11.4p

The results for 2002, 2001 and 2000 are all derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Consolidated cash flow statement

	Note	2002 (pound)m	2001 (pound)m	2000 (pound)m
Net cash inflow from operating activities pre exceptional items		46.2	52.7	45.3
Net cash outflow from exceptional operating items		(25.8)	(9.3)	—

Net cash inflow from operating activities	11	20.4	43.4	45.3
Dividends from associated undertakings and joint ventures		2.0	5.3	1.6
Returns on investments and servicing of finance	12	(23.8)	(17.2)	(11.5)
Taxation	12	(4.7)	(13.4)	(11.3)
Capital expenditure and financial investment	12	(5.3)	(24.7)	(23.5)
Acquisitions and disposals	12	(8.4)	(13.6)	(46.8)
Equity dividends paid		—	(8.1)	(5.1)

Cash outflow before financing		(19.8)	(28.3)	(51.3)

Management of liquid resources	12	0.2	0.6	5.2
Issue of ordinary share capital		—	4.1	8.3
External loans drawn less repaid		(4.3)	(70.1)	53.4
Guaranteed senior loan notes due after one year		—	119.9	—
Capital element of finance lease payments		(0.9)	(1.7)	0.5

Net cash (outflow)/ inflow from financing		(5.0)	52.8	67.4

(Decrease)/ increase in cash for the year		(24.8)	24.5	16.1

Reconciliation of net cash flow to movement in net debt
(Decrease)/ increase in cash for the year		(24.8)	24.5	16.1
Cash outflow/ (inflow) from debt financing		5.2	(48.7)	(56.3)
Cash inflow from cash deposits		(0.2)	(0.6)	(5.2)
Loans acquired with subsidiaries		—	(6.8)	(66.2)
Translation difference and non-cash movements		11.1	0.5	(2.7)

Movement in net debt in the year		(8.7)	(31.1)	(114.3)
Net debt at beginning of year	13	(143.0)	(111.9)	2.4

Net debt at end of year	13	(151.7)	(143.0)	(111.9)

Consolidated statement of total recognized gains and losses

	Note	2002 (pound)m	2001 (pound)m	2000 Restated (see note 1) (pound)m
Loss attributable to Ordinary shareholders		(233.6)	(277.6)	36.1
Translation adjustment	26	(6.1)	3.7	(1.3)
Unrealized gain on disposal of joint venture and subsidiary undertaking	26	—	44.4	—

Total recognized losses relating to the year		(239.7)	(229.5)	34.8

Prior year adjustment recognized in prior year accounts on adoption of FRS 19		—	4.1	—

Total recognized losses since previous annual report		(239.7)	(225.4)	34.8

Of the (pound)4.1 million prior year adjustment for deferred tax, (pound)2.5 million arose in the year ended 31 December 2000 and (pound)1.6 million was recorded in the year ended 31 December 1999.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

	Note	2002 (pound)m	2001 (pound)m
Fixed assets
Intangible assets - goodwill	14	263.5	478.3
Tangible assets	16	41.4	60.6
Investments	17	15.8	17.9
Investments in joint venture

Share of gross assets	18	148.9	152.9
Goodwill	18	36.8	38.2
Share of gross liabilities	18	(158.7)	(164.9)

		27.0	26.2

		347.7	583.0
Current assets
Work in progress		24.6	24.8
Debtors - due within one year	19	338.3	418.3
Debtors - due after one year	19	22.1	27.4
Investments	20	0.7	0.9
Cash at bank and in hand	13	96.0	123.5

		481.7	594.9
Creditors - due within one year	21	(454.6)	(556.3)

Net current assets		27.1	38.6

Total assets less current liabilities		374.8	621.6
Creditors - due after one year	21	(251.8)	(264.0)
Provisions for liabilities and charges	24	(42.1)	(40.5)

Net assets		80.9	317.1

Capital and reserves
Called up share capital: 410,687,875 Ordinary shares of 50p each (2001: 400,880,110)	25,26	205.3	200.4
Share premium account	26	174.4	178.4
Other reserves	26	119.9	214.4
Profit and loss account	26	(430.1)	(286.4)

Equity shareholders’ funds		69.5	306.8
Equity minority interests		11.4	10.3

		80.9	317.1

The reconciliation of movements in equity shareholders’ funds is given in note 26 on page   .

See accompanying notes to the consolidated financial statements.

Notes to the financial statements

1. Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom and with the Companies Act 1985.

The preparation of the financial statements requires the Group’s management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal program. Prior to the expected agreement of new financing terms with its lenders on 29 April 2003, one of its major clients, Allied Domecq plc, notified Cordiant of its intention to terminate its contract with the Group with effect from October 2003. While the direct impact of this client loss on revenue in 2003 is not expected to be material, the Group will incur associated restructuring costs in the current year and there will be a substantial impact on operating profit from 2004 onwards.

Following Allied Domecq’s decision, Cordiant is now working actively with its lenders to amend the financing terms and, in addition, the Board is also actively investigating its strategic options for the Group which include, amongst other actions, the realization of value through disposals, and alternative financing arrangements to reflect its revised circumstances.

Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 while the Board concludes its review of strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities. Cordiant expects to make a further announcement once documentation has been signed.

The financial statements have been presented on a going concern basis. However, until the outcome of the of the Group’s evaluation of its strategic options and negotiations with its lenders, and the implications of this for the Group’s future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these might include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal, the write down of certain assets carried on a value in use basis to net realizable value, and the disclosure of the provision for additional liabilities.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Companies Act 1985

The Form 20-F containing Consolidated Financial Statements does not constitute “statutory accounts” within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended 31 December 2002. Statutory accounts for 2000 and 2001 have been filed in the United Kingdom’s registrar of Companies; the statutory accounts 2002 will be filed following the Company’s Annual General Meeting. The auditor has reported on those accounts.

Consolidation

The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition and up to the date of disposal. In accordance with the Companies Act 1985, s230 (4), a separate company profit and loss account of Cordiant Communications Group plc is not presented although it was approved by the Directors on 30 April 2003.

Turnover, cost of sales and revenue

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group’s advertising clients were charged a standard commission on their total media and production expenditure.

In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognized when the service is performed. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognized when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognized when the incentive is received/receivable. In both cases, incentives are recognized only when the client has agreed that the performance conditions have been met, and the revenue can be considered to be no longer contingent on performance.

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognized when the service is performed. Revenue is recognized on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses. The stage of completion of such long-term contracts is determined by comparison of actual output to a pre-agreed project delivery schedule.

Pension costs

Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes, which are funded by contributions from Group companies and employees.

The Group’s share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

Employee share schemes

Payments made by participants to acquire options under the Equity Participation Plan and the Executive Share Option Scheme (together the Plans) are credited to capital as ‘Shares to be issued’. The estimated cost of awards, which is calculated as the difference between the fair value of the shares at the date the award is made and the amount of the advance payment, if any, that participants may be required to pay for the shares, is expensed as a charge to the profit and loss account on a straight-line basis over the period to which the performance criteria of the Plans relate. In compliance with UITF abstract 17 “Employee share schemes”, the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plans the original cash paid by employees to participate in the scheme is transferred from shares to be issued to share capital and share premium.

Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future installments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future installments. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight-line basis over the life of the lease.

Goodwill

Purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments) was written off to reserves in the year of acquisition. Goodwill written off directly to reserves and not previously charged to the Group’s profit and loss account is included in determining the profit or loss on disposal of a subsidiary or on closure of a business.

Purchased goodwill arising from acquisitions on and after 1 January 1998 has been capitalized as an intangible fixed asset.

From January 2001, goodwill arising from acquisitions on and after 1 January 1998 has been amortized on a straight-line basis over its remaining useful life up to a 20 year period, from the date of acquisition.

In 2000, the financial statements departed from the specific requirement of companies legislation to amortize goodwill over a finite period, in order to give a true and fair view. The impact in 2000 of the change in amortization policy has not been quantified.

Capitalized goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Contingent consideration payments are calculated in accordance with the acquisition agreement. Where the payments are based on the future results of the business, the most recent budget and projections for the business are used in the estimation process. Such estimated future contingent payments are recorded as part of the acquisition. Revisions to such estimates are recorded as changes in goodwill and accruals.

Fixed assets

Tangible fixed assets are stated at historical cost less accumulated depreciation. Additions, improvements and major renewals are capitalized. Maintenance repairs and minor renewals are expensed as incurred. The cost of tangible fixed assets less the estimated residual value is written off by equal annual installments over the expected useful lives of the assets as follows:

Long leasehold properties:-50 years.

Short leasehold properties

With terms of less than 50 years:-Period of lease.

Furniture and equipment:-Between 4 and 10 years.

Motor vehicles:- 4 years.

Long-term investments are valued at cost, less amounts provided for any permanent diminution in value.

Joint ventures and associated undertakings

The Group’s share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings. A joint venture is an entity in which the reporting entity holds an interest on a long-term basis is jointly controlled by the reporting entity and one or more other ventures under a contractual arrangement. Joint control exists if none of the entities alone can control that entity but altogether can do so and decisions in financial performance and financial position of that venture require each venturer’s consent. An associate is an undertaking in which the reporting entity has a participating interest and over whole operating and financial policy it exercises a significant influence. A participating interest is an interest held by an undertaking in the shares of another undertaking which it holds on a long term basis for the purpose of securing a contribution to its activities by the exercise of control or influence arising from that interest.

Cash and cash equivalents

Cash and cash equivalents are defined as cash at bank and in hand, cash deposits held that mature within 24 hours and bank overdrafts that are repayable on demand or within in 24 hours.

Work in progress

Work in progress is stated at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients, and work in progress under project arrangements. Provision is made for irrecoverable costs where appropriate.

Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

A prior year adjustment arose on the implementation of FRS 19.

The impact on the year ended 31 December 2000 was to increase profit after tax and retained profits by (pound)2.5 million.

Property provisions

In accordance with FRS 12 “Provisions, Contingent Liabilities and Contingent Assets”, the Group’s property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed as “FRS 12—finance charge”.

Debt finance costs

Finance costs associated with the issuance of debt and other capital instruments are charged to the profit and loss account over the term of the instrument.

Derivatives

Interest rate swaps

The net interest paid or received under interest rate swaps is recorded on an accruals basis and included within net interest in the profit and loss account.

Forward exchange contracts

Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract.

Where the instrument is used to hedge against future settlement of transactions, gains and losses are recognized at the inception of the hedge in the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognized in the profit and loss account immediately.

Note 29 sets out all related FRS 13 “Derivatives and Other Financial Instruments” disclosures.

Exchange gains and losses

Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year-end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.

Gains and losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowing used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account. The Group’s principal trading currencies and the exchange rates used against (pound) sterling are as follows:

	Average rates			Closing rates
	2002	2001	2000	2002	2001	2000
US Dollar	1.50	1.44	1.52	1.61	1.46	1.49
Euro	1.59	1.61	1.64	1.53	1.63	1.59
Australian Dollar	2.82	2.79	2.61	2.86	2.84	2.69
Korean Won (000s)	1,880	1,860	1,710	1,910	1,910	1,890

2. Segmental information

The Group’s operations fall within two segments:

•	Advertising and Integrated Marketing

•	Specialist Communications

Within those segments, the Group is structured into networks according to geography and the services provided. The result of the networks is presented according to the business segment served by that network.

Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.

Group revenue by business segment	2002 (pound)m	2001 (pound)m	2000 (pound)m
Advertising and Integrated Marketing	410.1	458.0	440.6
Specialist Communications	122.6	147.0	72.4

Total	532.7	605.0	513.0

Group operating profit by business segment	2002 (pound)m	2001 (pound)m	2000 (pound)m
Advertising and Integrated Marketing	27.1	16.9	46.3
Specialist Communications	9.9	19.6	15.1

Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses	37.0	36.5	61.4
Goodwill amortization and exceptional goodwill impairment charges	(200.0)	(268.9)	—
Exceptional operating expenses	(45.6)	(27.6)	—

Group operating (loss)/profit	(208.6)	(260.0)	61.4

The directors consider that it is more appropriate to show a business segment analysis of revenue than turnover.

Total Group operating (loss)/profit after goodwill amortization, exceptional impairment charges and exceptional operating expenses by business segment are: Advertising and Integrated Marketing (pound)(61.9) million 2001: (pound)(98.1) million, 2000: (pound)46.3 million and Specialist Communications (pound)(146.7) million 2001: (pound)(161.9) million, 2000: (pound)15.1 million.

The business segment analysis for 2001 and 2000 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to increase revenues and decrease operating profits for Advertising and Integrated Marketing in 2001 by (pound)10.1 million and (pound)4.4 million, decrease revenues and increase operating profit for Advertising and Integrated Marketing in 2000 by (pound)0.9 million and (pound)1.0 million and to decrease revenues and increase operating profits for Specialist Communications in 2001 by (pound)10.1 million and (pound)4.4 million, increase revenues and decrease operating profit for Specialist Communications in 2000 by (pound)0.9 million and (pound)10 million, respectively.

Net assets by business segment	2002 (pound)m	2001 (pound)m	2000 (pound)m
Advertising and Integrated Marketing	(37.3)	(28.1)	(58.9)
Specialist Communications	(21.2)	(10.4)	9.4

	(58.5)	(38.5)	(49.5)
Goodwill and investments in joint ventures and associates	297.4	511.6	705.4
Deferred and contingent cash consideration	(6.3)	(13.0)	(67.8)
Net financial items	(151.7)	(143.0)	(111.9)

Net assets	80.9	317.1	476.2

Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before financial items by business segment are: Advertising and Integrated Marketing (pound)89.1 million 2001: (pound)147.0 million, 2000: (pound)132.2 million and Specialist Communications (pound)143.5 million 2001: (pound)313.1 million, 2000: (pound) 455.9 million.

The business segment analysis for 2001 and 2000 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to respectively increase and decrease the net assets before goodwill and investments, deferred and contingent consideration and net financial items of Advertising and Integrated Marketing and Specialist Communications in 2001 and 2000 by (pound)10.0 million and (pound)1.8 million.

2. Segmental information (continued)

Group revenue by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	110.4	118.6	84.1
North America	142.8	190.3	148.5
Continental Europe, Africa and India	135.2	143.6	133.1
Asia Pacific and Latin America	144.3	152.5	147.3

Total	532.7	605.0	513.0

Group operating profit by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	14.4	13.7	7.9
North America	7.0	12.3	15.9
Continental Europe, Africa and India	4.0	5.8	16.0
Asia Pacific and Latin America	11.6	4.7	21.6

Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses	37.0	36.5	61.4
Goodwill amortization and exceptional goodwill impairment charges	(200.0)	(268.9)	—
Exceptional operating expenses	(45.6)	(27.6)	—

Group operating loss	(208.6)	(260.0)	61.4

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

Total Group operating (loss)/profit after goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by geographical area is: United Kingdom (pound)(96.2) million 2001: (pound)(45.2) million, 2000: (pound)7.9 million, North America (pound)(88.3) million 2001: (pound)(160.4) million, 2000: (pound)15.9 million, Continental Europe, Africa and India (pound)(25.4) million 2001: (pound)(10.3) million, 2000: (pound)16.0 million and Asia Pacific and Latin America (pound)1.3 million 2001: (pound)(44.1) million, 2000: (pound)21.6 million.

Net assets by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	(25.2)	(17.0)	(30.7)
North America	(41.6)	(34.0)	(25.6)
Continental Europe, Africa and India	26.9	20.1	24.0
Asia Pacific and Latin America	(18.6)	(7.6)	(17.2)

	(58.5)	(38.5)	(49.5)
Goodwill and investments in joint ventures and associates	297.4	511.6	705.4
Deferred and contingent cash consideration	(6.3)	(13.0)	(67.8)
Net financial items	(151.7)	(143.0)	(111.9)

Net assets	80.9	317.1	476.2

Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before net financial items by geographical area are: UK (pound)86.5 million 2001: (pound)187.3 million, 2000: (pound)179.7 million, North America (pound)64.6 million 2001: (pound)155.5 million, 2000: (pound)279.0 million, Continental Europe, Africa and India (pound)60.7 million 2001: (pound)72.6 million, 2000: (pound)69.1 million and Asia Pacific and Latin America (pound)20.8 million 2001: (pound)44.7 million, 2000: (pound)60.3 million.

2. Segmental information (continued)

The Bates Group was established in the final quarter of 2002. The table below sets out the segmented results of the Group as if the Bates Group structure had been in place for 2002, 2001 and 2000.

Group revenue by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	86.4	88.9	72.6
Americas	145.7	190.4	147.7
Continental Europe, Africa and India	96.3	101.1	91.7
Asia Pacific	125.8	132.8	141.8

Bates Group	454.2	513.2	453.8
Other businesses	78.5	91.8	59.2

Total	532.7	605.0	513.0

Group operating profit by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound) m
United Kingdom	12.6	6.9	5.0
Americas	7.9	10.0	14.7
Continental Europe, Africa and India	2.3	(0.1)	10.2
Asia Pacific	10.1	6.1	21.9

Bates Group	32.9	22.9	51.8
Other businesses	4.1	13.6	9.6

Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses	37.0	36.5	61.4
Goodwill amortization and exceptional goodwill	(200.0)	(268.9)	—
Impairment charges
Exceptional operating expenses	(45.6)	(27.6)	—

Group operating (loss)/profit	(208.6)	(260.0)	61.4

3. Joint venture and associated undertakings

Group’s share of joint venture and associated undertakings’ operating profits by geographical area	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	1.2	1.5	1.2
North America	2.1	2.8	1.9
Continental Europe, Africa and India	1.2	1.4	0.8
Asia Pacific and Latin America	0.8	0.8	1.7

Operating profit before goodwill amortization	5.3	6.5	5.6
Goodwill amortization on joint venture	(1.9)	(0.4)	—

Total operating profit	3.4	6.1	5.6

Group’s share of joint venture and associated undertakings’ operating profits by business segment	2002 (pound)m	2001 (pound)m	2000 (pound)m
Advertising and Integrated Marketing	5.0	6.5	5.6
Specialist Communications	0.3	—	—

Operating profit before goodwill amortization	5.3	6.5	5.6
Goodwill amortization on joint venture	(1.9)	(0.4)	—

Total operating profit	3.4	6.1	5.6

4. Employees

	2002 (pound)m	2001 (pound)m	2000 (pound)m
United Kingdom	1,621	1,720	1,271
North America	1,492	2,016	1,491
Continental Europe, Africa and India	2,478	2,486	2,286
Asia Pacific and Latin America	3,012	3,198	2,712

Average number of Group employees	8,603	9,420	7,760

Advertising and Integrated Marketing	7,322	7,932	6,658
Specialist Communications	1,281	1,488	1,102

Average number of Group employees	8,603	9,420	7,760

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Wages and salaries	273.6	318.7	244.7
Social security costs	26.7	29.3	22.0
Pension costs - see note 32	10.0	10.9	8.1

Total (pre exceptional) - see note 5	310.3	358.9	274.8

5. Operating expenses

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Staff and other associated costs (pre exceptional) - see note 4	310.3	358.9	274.8
Depreciation of owned fixed assets (pre exceptional) - see note 16	15.9	17.3	13.4
Depreciation of assets held under finance leases - see note 16	0.9	0.6	0.2
Profit/(loss) on sale of tangible fixed assets	(0.1)	0.9	—
Operating leases
- plant and machinery	2.6	3.1	0.2
- leasehold property net of sublease income	28.0	32.5	22.3
Auditor’s remuneration-audit*	1.6	1.7	1.5
- other fees paid to the auditors and their associates (pre exceptional)	0.4	2.1	1.4
Other operating expenses (pre exceptional)	136.1	151.4	137.8
Goodwill amortization	28.9	44.1	—
Exceptional goodwill impairment charges	171.1	224.8	—
Exceptional operating expenses - see note 6	45.6	27.6	—

	741.3	865.0	451.6

*	The Company audit fee was (pound)2,000 (2001: (pound)2,000), (2000: (pound)2,000).

Within the Exceptional operating expenses is an amount of (pound)l.3 million paid to the auditors for services provided in connection with the Group’s renegotiation of its financing arrangements in April 2002. No other fees, other than those disclosed in the table above, were paid to the auditors and their associates in the year.

In 2001 (pound)l.8 million (2000: (pound)0.9 million) was paid to the auditors in relation to services provided in connection with acquisitions. An amount of (pound)l.0 million (2000: (pound)1.7 million) was also paid to the auditors, which was capitalized as part of the goodwill arising on acquisitions.

Net operating expenses are all administrative expenses.

The total depreciation and amortization of all tangible and intangible assets is (pound)53.6 million (2001: (pound)66.0 million), (2000: (pound)l3.6 million) and this is comprised of (pound)22.8 million (2001: (pound)21.5 million), (2000: (pound)13.6 million) of depreciation, (pound)28.9 million (2001: (pound)44.1 million), (2000: nil) of amortization on goodwill held in respect of subsidiary undertakings and (pound)l.9 million (2001: (pound)0.4 million), (2000: nil) of amortization in respect of goodwill held in respect of the joint venture.

6. Exceptional operating expenses

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Severance	21.6	20.9	—
Property provisions (a)	8.0	2.9	—
Asset write-downs - exceptional depreciation	6.0	3.6	—
Moving and reorganization costs (a)	4.9	—	—
Disposals and closure costs	1.6	—	—
Other	—	0.2	—

	42.1	27.6	—
Financing expenses	3.5	—	—

Total exceptional operating expenses	45.6	27.6	—

In the first half of 2002, the Group incurred exceptional severance costs of (pound)2.3 million as a result of the loss of a key client in North America. In September 2002, Cordiant’s management announced a wide-ranging program to reduce the Group’s cost base. The principal element of this exercise was the integration of Bates Worldwide, 141 Worldwide, Fitch Worldwide and Healthworld to form the Bates Group and involved headcount reductions, property rationalization, co-location initiatives and asset write-downs. In addition to the Bates Group integration, there were other cost reduction initiatives throughout the Group which led to changes in senior management, further reductions in headcount and property costs as well as the disposal, closure or reorganization of certain loss making operations.

During the year, gross headcount reductions through severance were 894.

Of the total exceptional costs (pound)32.1 million related to Advertising and Integrated Marketing and (pound)13.5 million related to Specialist Communications.

The Group also incurred an exceptional financing charge of (pound)3.5 million in respect of the legal and professional costs associated with the renegotiation of its principal financing arrangements in April 2002.

The tax effect of the exceptional operating items is an estimated credit of (pound)l.1 million (2001: (pound)5.2 million) and (2000: nil). The tax credit is relatively low because the majority of the exceptional items arise in countries with unrelieved tax losses.

(a)	Property provisions are stated after a credit of (pound)3.3 million (2001: nil), (2000: nil) relating to excess property accruals established in respect of acquisitions completed prior to 2001. Moving and reorganization costs are also stated after a similar credit of (pound)0.6 million, (2001: nil), (2000: nil).

Net interest payable and similar items

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Interest payable and similar items
Bank loans and overdrafts	9.6	10.6	11.2
Other borrowings	10.1	8.6	1.1
Finance leases and hire purchase	0.1	0.1	0.1
Bank fees	4.1	1.7	1.3
Foreign exchange	0.5	0.2	—

	24.4	21.2	13.7
Interest receivable and similar items
Cash and deposits	(2.1)	(2.9)	(3.7)

Group net interest payable and similar items	22.3	18.3	10.0
Joint ventures	(1.5)	(2.2)	(1.7)
Associated undertakings	—	(0.1)	0.1

Net interest payable and similar items	20.8	16.0	8.4

8. Tax on ordinary activities

	2002 (pound)m	2001 (pound)m	2000 (pound)m
UK corporation tax at 30% (2001: 30%), (2000: 30%)	0.1	0.7	1.6
Less: Relief for overseas tax	(0.1)	(0.2)	(0.1)
UK prior year adjustment	(0.2)	(0.9)	(2.4)
UK deferred tax	—	(0.3)	0.4

Group UK taxation	(0.2)	(0.7)	(0.5)
Overseas taxation	6.2	6.1	15.2
Overseas deferred tax	(1.5)	(1.2)	(1.4)
Overseas adjustment in respect of prior year	(5.4)	(3.2)	(0.2)

Group taxation	(0.9)	1.0	13.1
Joint ventures	2.0	3.0	2.0
Associated undertakings	0.3	0.5	0.5

Tax on ordinary activities	1.4	4.5	15.6

Reconciliation of the Group’s total tax charge to the United Kingdom statutory rate:
	2002 (pound)m	2001 (pound)m	2000 (pound)m
Tax on pre tax (loss)/profit at 30% (2001: 30%), (2000: 30%)	(68.4)	(81.2)	17.3
Effects of:
Other timing differences not recognized	7.7	3.8	(2.7)
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purposes including goodwill:
UK	2.1	0.5	2.4
US	(3.5)	0.6	(0.9)
Rest of World	1.3	2.4	1.0
Goodwill	60.5	80.6	—
Current year losses not relieved	7.9	2.5	(1.9)
Differences between UK and overseas standard tax rates	(0.6)	(0.6)	3.0
Adjustments in respect of prior years	(5.6)	(4.1)	(2.6)

Total tax charge	1.4	4.5	15.6

The components of (loss)/profit before taxation are as follows:
	2002 (pound)m	2001 (pound)m	2000 (pound)m
Domestic (UK)	(107.9)	(53.2)	1.7
Foreign	(120.3)	(217.6)	55.8

	(228.2)	(270.8)	57.5

At 31 December 2002 the Group had (pound)99.8 million of operating loss carryforwards expiring between 2003 and 2019. Of these losses, (pound)35.9 million expire between one and five years, (pound)36.7 million expire between five and ten years and (pound)27.2 million expire thereafter. Additionally, the Group had (pound)31.9 million of operating loss carryforwards, which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2003 and 2019 may be restricted under any of several statutory/regulatory provisions or judicially created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the group within the tax jurisdiction where the operating loss arose and are not transferable between jurisdictions.

Refer to note 24 for deferred taxation.

9. Dividend

The Board does not recommend the payment of a dividend for the year ended 31 December 2002. The dividend for the year ended 31 December 2001 was nil, and for the year ended 31 December 2000 was 2.1p per Ordinary share at a cost of (pound)8.4 million.

10. (Losses)/earnings per share

	2002 (pound)m	2002 (pound)m	2001 (pound)m	2001 pence	2000 (pound)m	2000 Basic Pence	2000 Diluted Pence
(Losses)/earnings attributable to Ordinary shareholders	(233.6)	(57.6)	(277.6)	(71.3)	36.1	12.3	11.4
Goodwill amortization and impairment*	201.9	49.8	269.3	69.2	—	—	—
Amounts written off investments	1.6	0.4	—	—	—	—	—

Headline (losses)/earnings **	(30.1)	(7.4)	(8.3)	(2.1)	36.1	12.3	11.4
Exceptional operating items (tax effected)	44.5	11.0	22.4	5.7	—	—	—

Adjusted earnings***	14.4	3.6	14.1	3.6	36.1	12.3	11.4

	Shares m	Shares m	Shares m
Weighted average number of shares	405.5	389.2	294.0
Dilutive effect of options and contingent consideration	—	—	24.0

Weighted average number of shares	405.5	389.2	318.0

Basic (loss)/earnings per share is calculated using losses attributable to Ordinary shareholders and weighted average number of shares. Diluted earnings per share is calculated using profits attributable to Ordinary shareholders and weighted average number of shares.

Basic headline (loss)/earnings per share is calculated using headline losses and weighted average number of shares. Diluted headline earnings per share is calculated using headline earnings and diluted weighted average number of shares.

In accordance with FRS 14 “Earnings per share”, no dilutive effect is shown in respect of share options and contingent consideration as a result of the basic loss per share for 2002 and 2001.

*	Includes(pound)1.9 million 2001:(pound)0.4 million, 2000: nil amortization of goodwill on the joint venture.

**	The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortization and impairment of goodwill capitalized on the balance sheet, and has been disclosed to assist the reader’s understanding of the Group’s performance.

***	Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating expenses and is presented to show a clearer representation of the results of the business going forward. Adjusted basic earnings per share is calculated using adjusted earnings and weighted average number of shares. Diluted adjusted earnings per share is calculated using adjusted earnings and diluted weighted average number of shares.

Adjusted headline earnings per share is calculated on earnings before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Adjusted headline earnings per share is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.

11. Reconciliation of Group operating loss to net cash inflow from operating activities

	2002 Pre-exceptional (pound)m	2002 Exceptional (pound)m	2002 Total (pound)m	2001 (pound)m	2000 (pound)m

Group operating profit/(loss)	8.1	(216.7)	(208.6)	(260.0)	61.4
Depreciation	16.8	6.0	22.8	21.5	13.6
Goodwill amortization and impairment	28.9	171.0	200.0	268.9	—
(Profit)/loss on sale of tangible fixed assets	(0.1)		(0.1)	0.9	—
Profit on sale of business	—	(0.4)	(0.4)	—	—
(Increase)/decrease in work in progress	(0.7)	—	(0.7)	10.6	1.4
Decrease in debtors	70.0	—	70.0	51.5	(10.1)
(Decrease)/increase in creditors and provisions (excluding the utilization of property provisions)	(74.4)	16.2	(58.2)	(46.7)	(17.0)
Utilization of property provisions	(2.4)	(2.0)	(4.4)	(3.3)	(4.0)

Net cash inflow/(outflow) from operating activities	46.2	(25.8)	20.4	43.4	45.3

12. Analysis of cash flow items

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Returns on investments and servicing of finance
Interest received	2.1	2.7	3.7
Interest paid	(19.9)	(16.8)	(10.7)
Interest element of finance lease rental payments	(0.1)	(0.1)	(0.1)
Bank fees	(3.6)	(1.5)	(2.3)
Dividends paid to minorities	(2.3)	(1.5)	(2.1)

Net cash outflow from returns on investments and servicing of finance	(23.8)	(17.2)	(11.5)

Taxation paid
UK corporation tax received/ (paid)	1.6	(3.2)	(1.3)
Overseas tax paid	(6.3)	(10.2)	(10.0)

Net tax paid	(4.7)	(13.4)	(11.3)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(6.6)	(21.5)	(19.6)
Sale of tangible fixed assets	1.9	1.5	1.5
Purchase of other fixed asset investments	(0.7)	(4.9)	(5.6)
Sale of other fixed asset investments	0.1	0.2	0.2

Net cash outflow from capital expenditure and financial investment	(5.3)	(24.7)	(23.5)

Acquisitions and disposals
Purchase of subsidiary undertakings	(9.4)	(23.0)	(70.2)
Sale of subsidiary undertaking	0.6	—	—
Purchase of joint venture and associated undertakings	(0.2)	(0.7)	(1.0)
Sale of associated undertaking	0.6	(0.6)	—
Net cash acquired with subsidiaries	—	10.7	24.4

Net cash outflow from acquisitions and disposals	(8.4)	(13.6)	(46.8)

Management of liquid resources
Cash deposits	0.2	0.6	5.2

Net cash inflow from management of liquid resources	0.2	0.6	5.2

13. Analysis of net debt

	At 1 January 2002 (pound)m	Cash flows (pound)m	Exchange and non-cash movements (pound)m	At 31 December 2002 (pound)m
Cash at bank and in hand	123.5	(26.3)	(1.2)	96.0
Bank overdrafts	(10.4)	1.5	0.9	(8.0)

	113.1	(24.8)	(0.3)	88.0

External debt due within one year	(18.9)	12.0	—	(6.9)
External debt due after one year	(235.3)	(7.7)	11.4	(231.6)
Finance leases	(2.5)	0.9	—	(1.6)

	(256.7)	5.2	11.4	(240.1)

Cash deposits-current asset investments	0.6	(0.2)	—	0.4

Net debt	(143.0)	(19.8)	11.1	(151.7)

	At 1 January 2001 (pound)m	Cash flows (pound)m	Acquisitions* (pound)m	Exchange and non-cash movements (pound)m	At 31 December 2001 (pound)m
Cash at bank and in hand	99.8	26.0	—	(2.3)	123.5
Bank overdrafts	(9.0)	(1.5)	—	0.1	(10.4)

	90.8	24.5	—	(2.2)	113.1

External debt due within one year	(127.3)	114.4	(6.8)	0.8	(18.9)
External debt due after one year	(73.0)	(164.2)	—	1.9	(235.3)
Finance leases	(3.7)	1.1	—	0.1	(2.5)

	(204.0)	(48.7)	(6.8)	2.8	(256.7)

Cash deposits-current asset investments	1.3	(0.6)	—	(0.1)	0.6

Net debt	(111.9)	(24.8)	(6.8)	0.5	(143.0)

	At 1 January 2000 (pound)m	Cash flows (pound)m	Acquisitions* (pound)m	Exchange and non-cash movements (pound)m	At 31 December 2001 (pound)m
Cash at bank and in hand	80.0	21.5	—	(1.7)	99.8
Bank overdrafts	(3.2)	(5.4)	—	(0.4)	(9.0)

	76.8	16.1	—	(2.1)	90.8

External debt due within one year	(4.3)	(56.8)	(66.2)	—	(127.3)
External debt due after one year	(75.8)	3.5	—	(0.7)	(73.0)
Finance leases	(0.7)	(3.0)	—	—	(3.7)

	(80.8)	(56.3)	(66.2)	(0.7)	(204.0)

Cash deposits-current asset investments	6.4	(5.2)	—	0.1	1.3

Net debt	2.4	(45.4)	(66.2)	(2.7)	(111.9)

*	excluding cash and overdrafts

14. Intangible assets -goodwill

2002 (pound)m
Cost
At beginning of year	743.4
Additions	5.6
Disposals	(0.4)
Translation adjustment	(51.8)

At end of year	696.8

Amortization
At beginning of year	(265.1)
Disposals	0.1
Amortization	(28.9)
Impairment	(171.1)
Translation adjustment	31.7

At end of year	(433.3)

Net book value
At beginning of year	478.3

At end of year	263.5

The additions to goodwill during the year ended 31 December 2002 relate to movements in contingent consideration.

The Group has continued to monitor the goodwill values in the light of poor growth prospects in the industry and in accordance with FRS 11. In conducting the impairment review at 31 December 2002, the Group compared the net present value to the carrying value of the investments by discounting the estimated future net cash flows of the business. The discount rates used were between 11.6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. The review indicated that, in the case of a number of acquisitions, the carrying value was not supported in full. As a result, a write-down of (pound)171.1 million, has been reflected for the year ended 31 December 2002.

As described in note 1 these financial statements have been prepared on an going concern basis. There is considerable uncertainty about the appropriateness of this basis of presentation. If the going concern assumption was not appropriate there could be a write down of the carrying value of the goodwill in the balance sheet.

15. The effects of the acquisition of subsidiaries

Year ended 31 December 2002

The Group has not made any material acquisitions during the year.

Year ended 31 December 2001

During the year the Group acquired the following subsidiaries:

Name of the acquisition	Date of acquisition
Microarts Corporation Inc.	5 January 2001
Gallagher and Kelly Public Relations Limited	3 April 2001
Bulletin International Limited	3 May 2001
International Business Information Inc.	16 July 2001
Presentation Communications International Limited	26 July 2001

It is not considered that these are individually material acquisitions to the Group and therefore, in accordance with the prescribed accounting standards, they have been aggregated in the tables below.

The table below summarizes the aggregate of subsidiaries acquire by the Group during 2001:

(pound)m
Goodwill capitalized	80.3
Tangible fixed assets	3.4
Work in progress	1.6
Debtors	14.3
Current investments	0.1

99.7

Loans and finance leases	6.8
Creditors	20.8
Cost of acquisitions:
Acquisition costs less cash acquired	(2.0)
Ordinary shares issued	62.5
Contingent earnout accruals	11.6

99.7

15. The effects of the acquisition of subsidiaries (continued)

The following table sets out the book values of the identifiable assets and liabilities of all acquisitions made in 2001 and their fair value to the Group:

Book and Fair value to Group (pound)m
Fixed assets	3.4
Current assets	27.2

Total assets	30.6

Creditors	(28.1)

Net Assets	2.5

Goodwill	80.3

82.8

Satisfied by:
Shares issued	62.5
Acquisition costs and cash consideration	8.7
Contingent earnout accruals	11.6

Total consideration	82.8

No provisional material fair value adjustments were made to the book value of the identifiable assets and liabilities acquired.

The contingent earnout accruals are based on management’s forecasts of the earnings of various underlying units.

Net cash flows in respect of the acquisitions comprised:

2001 (pound)m
Acquisition cost and cash consideration	8.7
Cash at bank and in hand	(11.2)
Bank overdrafts acquired	0.5

Total	(2.0)

16. Tangible fixed assets

Group	Freehold property (pound)m	Leasehold improvements -long (pound)m	Leasehold improvements -short (pound)m	Information Technology Equipment (pound)m	Furniture and other equipment (pound)m	Motor vehicles (pound)m	Total (pound)m
Cost
At beginning of year	1.4	3.8	31.0	43.1	34.6	3.7	117.6
Translation adjustment	—	(0.3)	(1.0)	(1.7)	(0.9)	—	(3.9)
Additions		0.5	1.0	2.8	1.8	0.5	6.6
Disposals	—	(0.3)	(4.0)	(10.8)	(5.8)	(2.0)	(22.9)
Reclassification	—	(0.2)	0.4	1.0	(1.2)	—	—

At end of year	1.4	3.5	27.4	34.4	28.5	2.2	97.4

Depreciation
At beginning of year	0.1	0.6	10.5	24.2	19.9	1.7	57.0
Translation adjustment	—	(0.2)	(0.7)	(1.1)	(1.0)	0.1	(2.9)

Charge for the year - ongoing	0.1	0.3	3.0	8.0	4.7	0.7	16.8
Charge for the year - exceptional	0.1	1.2	0.9	1.6	2.2	—	6.0

Charge for the year - total	0.2	1.5	3.9	9.6	6.9	0.7	22.8
Disposals	—	(0.3)	(3.4)	(10.3)	(5.5)	(1.4)	(20.9)
Reclassification	—	(0.1)	0.7	0.2	(0.8)	—	—

At end of year	0.3	1.5	11.0	22.6	19.5	1.1	56.0

Net book value
At beginning of year	1.3	3.2	20.5	18.9	14.7	2.0	60.6

At end of year	1.1	2.0	16.4	11.8	9.0	1.1	41.4

Net book value of assets held under finance leases included above
At beginning of year	—	—	—	0.5	0.1	—	0.6

At end of year	—	—	—	0.1	—	—	0.1

Net book value of land and buildings, which includes freehold property and leasehold improvements, at 31 December 2002 was (pound)19.5 million (2001: (pound)25.0 million).

17. Investments

	Associated undertakings
Group	Share of net assets (pound)m	Goodwill (pound)m	Sub-total (pound)m	Own shares (pound)m	Long-term Investments* (pound)m	Total (pound)m
Cost
At beginning of year	4.0	3.1	7.1	2.4	8.4	17.9
Additions	0.2	—	0.2	—	—	0.2
Disposals	(0.7)	(0.1)	(0.8)	—	(0.2)	(1.0)
Share of retained earnings for the financial year	0.4	—	0.4	—	—	0.4

At end of year	3.9	3.0	6.9	2.4	8.2	17.5

Provision
At beginning of year	—	—	—	—	—	—
Additions	—	—	—	1.7	—	1.7

At end of year		—	—	1.7	—	1.7

Net book value
At beginning of year	4.0	3.1	7.1	2.4	8.4	17.9

At end of year	3.9	3.0	6.9	0.7	8.2	15.8

*	All long-term investments are unlisted.

The total for all investments, including investments in joint ventures is (pound)42.8 million (2001: (pound)44.1 million).

17. Investments (continued)

The Cordiant Communications Group 2001 Employee Benefit Trust was established on 21 June 2001 to encourage and facilitate the holding of shares by or for the benefit of the employees of the Group. The trust purchases the company’s shares in the market, and it may use discretionary powers to grant options over these shares to selected employees under certain employees’ share schemes or to provide benefits to the Group’s employees in other ways. The trust has an independent, professional trustee, Ogier Employee Benefit Trustee Limited, and is currently financed by advances from the Group. The Group accounts for its own shares as a fixed asset investment. Costs of administering the scheme are charged to the profit and loss account as they are incurred. At 31 December 2002 the Cordiant Communications Group 2001 Employee Benefit Trust owned 1.2 million (2001: 1.2 million) shares with a nominal value of (pound)0.6 million (2001: (pound)0.6 million) and a market value of (pound) 0.4 million (2001: (pound)1.1 million) and these are held for the long term benefit of the employees of the Group. The Trustee has agreed under the Trust Deed dated 21 June 2001 to waive, at the company’s discretion, all rights to any future dividends which may be payable on any shares in the Company held in trust. Such waivers of dividends payable during the year ended 31 December 2002 amounted to (pound) nil.

(pound)0.1 million has been charged as an operating cost in the year to 31 December 2002 to reflect the cost of compensation of those share options which have been granted and are expected to vest in the future.

In the light of the fall in the price of the Company’s shares during the current year, the Board has reconsidered the value at which the Cordiant Communications Group 2001 Employee Benefit Trust’s investment in the Company’s shares should be stated in the balance sheet. As a result of this review, the Board has concluded that it is prudent to make provision of (pound)1.6 million against the investment, to reflect the market value of these shares at 31 December 2002.

18. Joint venture

The share of the assets of the joint venture at 31 December 2002 is disclosed below:

	2002 (pound)m	2001 (pound)m
Goodwill	36.8	38.2
Share of fixed assets	1.9	2.1
Share of current assets	147.0	150.8

Share of gross assets (including goodwill)	185.7	191.1

Share of liabilities due within one year	(156.1)	(162.2)
Share of liabilities due after one year	(2.6)	(2.7)

Share of gross liabilities	(158.7)	(164.9)

Share of joint venture	27.0	26.2

Under the terms of the Group’s contractual agreement with Publicis Groupe SA the directors consider Zenith Optimedia Group Limited to be a joint venture. Zenith Optimedia Group Limited is an investment holding company with subsidiary groups carrying on the business of media planning and buying in the advertising industry. The Group owns 25% of the class ‘A’ shares and controls 25% of the Zenith Optimedia Group Limited. The class ‘A’ shares have a nominal value of 50p. The class B shares have a nominal value of (pound)1 and ‘A’ and ‘B’ shares rank pari passu in all respects as if they constituted one class of shares.

The goodwill on the acquisition of Zenith Optimedia Group Limited is being amortized over 20 years and amortization for the year ended 31 December 2002 was (pound)1.9 million (2001: (pound)0.4 million). During the year a fair value adjustment of (pound)0.5 million was made to increase the goodwill in respect of an additional liability incurred in connection with the transaction.

19. Debtors

	Group
	2002 (pound)m	2001 (pound)m
Due within one year:
Trade debtors	289.2	358.1
Amounts due from joint venture and associated undertakings	0.4	0.3
Deferred tax	7.6	6.5
Other debtors	18.5	27.0
Prepayments and accrued income	22.6	26.4

Total	338.3	418.3

Due after one year:
Deferred tax	0.5	—
Other debtors	3.9	6.3
Prepayments and accrued income	17.7	21.1

Total	22.1	27.4

Total debtors	360.4	445.7

Total Group other debtors amounted to (pound)22.4 million (2001: (pound)33.3 million). Total Group prepayments and accrued income amounted to (pound)40.3 million (2001: (pound)47.5 million).

The deferred tax debtor is comprised as follows:

	2002 (pound)m	2001 (pound)m
Tax losses	2.1	0.5
Other timing losses	6.0	6.0

Total	8.1	6.5

A deferred tax asset of (pound)93.6 million (2001: (pound)83.0 million) relating to carried forward losses and other timing differences has not been recognized. The tax benefit of these losses and timing differences can only be realized through the offset against particular types of future income, for example, capital gains, and in particular taxation jurisdictions. In the opinion of the Directors, there is not sufficient evidence presently available that such income will be generated to support the recognition of all such assets.

19. Debtors (continued)

Valuation and Qualifying accounts

	Balance at beginning of period (pound)m	Profit and loss charge (pound)m	Utilized (pound)m	Balance at end of period (pound)m
Year ended 31 December 2002
Provision for bad and doubtful debts (deducted from trade debtors)	16.4	0.7	(4.9)	12.2
Provision for non recoverable work in progress (deducted from work in progress)	0.7	0.3	(0.2)	0.8

Year ended 31 December 2001
Provision for bad and doubtful debts (deducted from trade debtors)	18.3	—	(1.9)	16.4
Provision for non recoverable work in progress (deducted from work in progress)	1.1	—	(0.4)	0.7

Year ended 31 December 2000
Provision for bad and doubtful debts (deducted from trade debtors)	11.2	7.1	—	18.3
Provision for non recoverable work in progress (deducted from work in progress)	0.7	0.4	—	1.1

20. Current asset investments

	2002 (pound)m	2001 (pound)m
Cash deposits	0.4	0.6
Other - unlisted	0.3	0.3

Total	0.7	0.9

21. Creditors

	Group
	2002 (pound)m	2001 (pound)m
Due within one year:
Bank loans	6.9	18.9
Bank overdrafts	8.0	10.4
Finance leases and hire purchase	1.4	2.2
Tax and social security	33.8	39.2
Trade creditors	272.6	325.4
Amounts due to subsidiary undertakings	—	—
Amounts due to joint venture and associated undertakings	2.2	5.0
Accruals and deferred income	115.7	135.4
Other creditors	14.0	19.8

Total	454.6	556.3

Due after one year:
Bank loans	122.9	115.4
Guaranteed Senior Notes	108.7	119.9
Finance leases and hire purchase	0.2	0.3
Tax and social security	10.9	18.8
Accruals and deferred income	5.3	3.7
Other creditors	3.8	5.9

Total	251.8	264.0

Maturity of bank loans, overdrafts and Guaranteed Senior Notes
In one year or less	14.9	29.3
In more than one year but not more than two years	122.9	4.2
In more than two years but not more than five years	27.9	111.2
In more than five years	80.8	119.9

Total	246.5	264.6

21. Creditors (continued)

As at 31 December 2002, an amount of (pound)0.8 million (2001: (pound)2.0 million) included in bank loans and overdrafts was secured by charges over assets. In addition an amount of (pound)235.3 million of Guaranteed Senior Notes and bank loans was secured by guarantees by certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. As at 31 December 2001 an amount of (pound)231.0 million of the Group’s borrowings was secured by guarantees from certain subsidiaries. Liabilities under finance leases are secured on the assets leased.

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated credit facility and Guaranteed Senior Notes. The coupon payable on Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR or EURIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated credit facility and the Guaranteed Senior Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is subject to certain restrictions on its use of cash flow, including acquisition payments, capital expenditure, dividends and the use of disposal proceeds. The Guaranteed Senior Notes mature in April 2011 and had an average life of eight years at issue in April 2001 taking into account scheduled repayments of $35.0 million ((pound)21.7 million) per annum from April 2007. The holders of the Guaranteed Senior Notes are entitled to require the Company to pre-pay the Notes in November 2004 (or upon any refinancing of the Group’s syndicated bank facilities if earlier) with a ‘make-whole’ penalty, unless the Group meets certain financial tests at that time (see note 27).

Pursuant to the Amended and Restated Loan Agreement dated as of April 19, 2002, the Group may pay annual (not interim dividends) out of its available excess cash flow in respect of any fiscal year after 31 December 2001, provided that the Group satisfies certain financial conditions, particularly with respect to debt ratios, so long as there are no events of default under the Amended and Restated Loan Agreement.

In April 2003, due to an anticipated inability to comply with certain financial covenants, the Group and its lenders reached an agreement (the “Support Agreement”) pursuant to which the lenders agreed to waive through July 15, 2003 compliance with certain covenants which would otherwise have prevented the Group from having access to its committed undrawn facilities under the Loan Agreement. Access to these funds until July 15, 2003 however remains subject to certain conditions, including no new event of default occurring under the Loan Agreement, Note Agreement or Support Agreement. The Support Agreement also amends certain provisions of both the Loan Agreement and the Note Agreement to clarify the terms of payment of certain fees under the Loan Agreement, further restricts the payment of dividends and the making of acquisitions and conforms certain events of default under both the Loan Agreement and the Note Agreement.

22. Finance leases

	2002 (pound)m	2001 (pound)m
Gross obligations under finance leases due after more than one year

Within one to two years	0.2	0.3

23. Guarantees

In 1997 the Group gave guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at 31 December 2002 were (pound)145.3 million (2001: (pound)174.9 million).

Other guarantees given by Group companies to third parties amounted to (pound)9.5 million at 31 December 2002 (2001: (pound)5.8 million).

24. Provisions

Provisions for liabilities and charges	Deferred Taxation restated (pound)m	Property (pound)m	Pensions and similar employment obligations (pound)m	Other (pound)m	Total (pound)m
Gross provisions
At beginning of the year	0.5	24.4	18.8	1.2	44.9
Translation adjustment	—	(0.5)	(1.4)	—	(1.9)
Profit and loss account	0.1	9.0	2.8	(0.9)	11.0
Utilized	—	(4.4)	(3.6)	—	(8.0)

At end of the year	0.6	28.5	16.6	0.3	46.0

Discount
At beginning of the year	—	4.4	—	—	4.4
Profit and loss account	—	0.1	—	—	0.1
Unwinding of discount utilization	—	(0.6)	—	—	(0.6)

At end of the year	—	3.9	—	—	3.9

Net book value
At beginning of the year	0.5	20.0	18.8	1.2	40.5

At end of the year	0.6	24.6	16.6	0.3	42.1

Further disclosures regarding the deferred tax asset are shown in note 19.

The property provision is the estimated future cost of the Group’s vacant properties based on known and estimated rental subleases. The cost includes provisions for required dilapidation costs and any anticipated future rental shortfalls. Other provisions comprise certain contingent liabilities where the timing and nature of the settlement is uncertain but considered probable.

Of the provisions for pensions and similar employment obligations, (pound)1.0 million (2001: (pound)1.1 million) relates to defined contribution schemes, (pound)0.3 million (2001: (pound)0.3 million) relates to the defined benefit scheme, (pound)2.7 million (2001: (pound)3.0 million) relates to an unfunded deferred compensation plan (see note 32), (pound)10.3 million (2001: (pound)11.4 million) relates to a separate arrangement to provide post-retirement benefits (see note 32) and (pound)2.3 million (2001: (pound)3.0 million) relates to other overseas statutory requirements.

Analysis of leasehold property provisions by years:	2002 (pound)m	2001 (pound)m
Within one year	7.6	3.8
One to two years	6.3	2.5
Two to five years	6.6	7.6
After five years	4.1	6.1

Total	24.6	20.0

Deferred Taxation

	2002 (pound)m	2001 (pound)m	2000 (pound)m
Provisions for UK deferred taxation	—	—	1.0
Provisions for overseas deferred taxation	1.5	0.5	—

	1.5	0.5	1.0

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated (pound)76.0 million (2001: (pound)76.0 million), (2000: 80.0 million).

24. Provisions (continued)

Temporary differences at the appropriate tax rate at 31 December 2002 and 2001 are as follows:

	2002 (pound)m	2001 (pound)m
Deferred tax asset
Accrued property rental expense	7.8	7.3
Accrued compensation	4.8	6.4
Capital loss carryforwards	13.9	13.9
Operating loss carryforwards *	51.8	47.6
Interest expense deferred for tax	7.3	—
Other	20.1	16.3

Total deferred tax assets	105.7	91.5
Valuation allowance	(93.6)	(83.0)

Net deferred tax asset	12.1	8.5

Deferred tax liabilities
Other	(4.6)	(2.5)

Net deferred tax assets	7.5	6.0

*	See note 8 for a discussion of potential restrictions on operating loss carryforwards.

A valuation allowance is provided to reduce the deferred tax assets to a level which, based on weight of available evidence, will more likely than not be realized based on this criteria.

The net change in the valuation allowance for deferred tax assets during 2002 amounted to an increase of (pound)10.6 million.

The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non current intangible assets is (pound)1.1 million.

25. Share capital

	2002 (pound)m	2001 (pound)m
Authorized share capital of the Company	260.0	260.0

Allotted, called up and fully paid:
410,687,875 Ordinary shares of 50p each (2001: 400,880,110)	205.3	200.4

During the year the Company issued 2.2 million Ordinary shares of 50p each for consideration of (pound)1.7 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 7.6 million Ordinary shares of 50p each for a total consideration of (pound)6.3 million in respect of the settlement of contingent consideration on previous transactions.

26. Movement in shareholders’ funds

	Share capital (pound)m	Share premium (pound)m	Merger reserve (pound)m	Shares to be issued (pound)m	Special reserves (pound)m	Warrant reserve (pound)m	Other reserves (pound)m	Profit and loss account (pound)m	Total (pound)m
At 31 December 1999	114.4	3.2	3.4	1.4	25.7	—	—	(193.9)	(45.8)
Prior year adjustment - deferred tax	—	—	—	—	—	—	—	1.6	1.6

	114.4	3.2	3.4	1.4	25.7	—	—	(192.3)	(44.2)
Issues of Ordinary Shares net of expenses	67.9	134.0	247.3	33.7	—	—	—	—	482.9
Options for payments for employee share scheme	—	—	—	—	—	—	—	(1.7)	(1.7)
Goodwill arising on acquisitions made in previous periods	—	—	—	—	—	—	—	(0.1)	(0.1)
Profit retained for the period	—	—	—	—	—	—	—	25.2	25.2
Reversal of imputed employee share scheme cost	—	—	—	—	—	—	—	4.1	4.1
Translation adjustment	—	—	—	—	—	—	—	(1.3)	(1.3)

At 31 December 2000 Prior year adjustment -	182.3	137.2	250.7	35.1	25.7	—	—	(166.1)	464.9
deferred tax	—	—	—	—	—	—	—	2.5	2.5

At beginning of year - restated	182.3	137.2	250.7	35.1	25.7	—	—	(163.6)	467.4
Consideration for acquisitions in the year	13.6	33.4	15.5	—	—	—	—	—	62.5
Adjustments to contingent consideration	1.8	1.7	—	(21.8)	—	20.8	—	—	2.5
Exercising of employee share schemes	2.7	6.1	—	(0.2)	—	—	—	(4.5)	4.1
Transfer of merger reserve	—	—	(231.0)	—	—	—	231.0	—	—
Release of reserves against Investments and loan provisions	—	—	(5.4)	—	—	—	(150.0)	155.4	—
Loss retained for the year	—	—	—	—	—	—	—	(277.6)	(277.6)
Gain on sale of joint venture and subsidiary undertakings - unrealized	—	—	—	—	—	—	44.4	—	44.4
Realization of gain on sale of joint venture and subsidiary undertakings	—	—	—	—	—	—	(0.4)	0.4	—
Translation adjustment	—	—	—	—	—	—	—	3.7	3.7
Other movements	—	—	—	—	—	—	—	(0.2)	(0.2)

At 31 December 2001	200.4	178.4	29.8	13.1	25.7	20.8	125.0	(286.4)	306.8

Adjustments to contingent consideration	3.8	0.1	2.4	(3.9)	—	—	—	—	2.4
Exercising of employee share schemes	1.1	0.6	—	(0.4)	—	—	—	(1.3)	—
Release of reserves against investments and loan provisions	—	—	(14.1)	—	—	—	(81.0)	95.1	—
Loss retained for the year	—	—	—	—	—	—	—	(233.6)	(233.6)
Realization of gain on sale of joint venture and subsidiary undertaking	—	—	—	—	—	—	(2.2)	2.2	—
Reclassification of reserves	—	(4.7)	4.7	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	(6.1)	(6.1)

At 31 December 2002	205.3	174.4	22.8	8.8	25.7	20.8	41.8	(430.1)	69.5

26. Movement in shareholders’ funds (continued)

Group other reserves at 31 December 2002 comprise merger reserve (pound)22.8 million (2001: (pound)29.8 million), shares to be issued (pound)8.8 million (2001: (pound)l3.1 million), special reserve (pound)25.7 million (2001: (pound)25.7 million), warrant reserve (pound)20.8 million, an unrealized gain on the sale of joint venture an subsidiary undertaking of (pound)41.8 million (2001: (pound)44.0 million) and other reserves of (pound)nil (2001: (pound)81.0 million).

The total movement in the merger reserve in 2002 of (pound)7.0 million arose following the adjustments to contingent consideration which increased the merger reserve by (pound)2.4 million, the transfer of (pound)14.1 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-classification of (pound)4.7 million of the share premium to the merger reserve.

The total movement in the merger reserve in 2001 of (pound)220.9 million arose following the acquisition, by issue of the Company’s shares, of the Group’s 100% interest in Bulletin International Limited, Gallagher & Kelly Public Relations Limited and Presentation Communications International Limited which increased the merger reserve by (pound)15.5 million, the transfer of (pound)5.4 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-designation of (pound)231.0 million of the merger reserve to other reserves following Group restructuring.

The movement in the merger reserve in 2000 of (pound)247.3 million arose following the acquisition, by issue of the Company’s shares of the Group’s 100% interest in PSD Associates Limited, Arcom Limited, and Bamber Forsyth Limited in the United Kingdom, and Lighthouse Global Network, Inc. in the United States. Where equity shares are issued at a premium in excess of par value in consideration for such an acquisition, there is relief from the requirement to credit the premium to “Premiums in Excess of Par Value.”

As at 31 December 2002 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to (pound)115.5 million (2001: (pound)15.5 million).

The special reserve is also non distributable other than for the purposes of paying up shares in a bonus issue of fully paid shares.

The reclassification of reserves relates to the issues of share in respect of certain earnout payments made in 2001 and should have been taken to the merger reserve.

As at 31 December 2002, the Profit and loss Account included cumulative exchange translation losses of (pound)33.4 million (2001: (pound)27.3 million; 2000: (pound)31.0 million).

27. Commitments and contingent liabilities

The Group is committed to make certain capital payments in the form of deferred consideration and earnouts. The Directors’ best estimate of commitments, totalling (pound)14.0 million (2001: (pound)24.6 million) have been accrued in the balance sheet. Of this amount (pound)6.3 million (2001: (pound)13.0 million) is payable in cash with the remaining (pound)7.7 million (2001: (pound)11.6 million) being payable in new Ordinary shares. Actual share based payments and cash based payments made in the year were (pound)6.3 million and (pound)9.5 million, respectively. The calculations for the earnouts accrued at the year end are based on the Group’s contractual obligations and the Directors’ best estimate of future obligations, which are dependent on the future performance of the interests acquired. At 31 December 2002 the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases chargeable to the profit and loss account for the following year:

	2002 (pound)m	2001 (pound)m
Capital expenditure:
Committed but not provided for	—	0.7

	Land and buildings (pound)m	Other (pound)m	2002 (pound)m	2001 (pound)m
Non-cancellable operating leases which expire:
Within one year	1.5	1.5	3.0	4.1
Within two to five years	5.5	2.1	7.6	8.6
Over five years	14.8	—	14.8	16.3

Total	21.8	3.6	25.4	29.0

Future minimum cash lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum cash capital lease payments as of December 31, 2002 are:

	Finance leases (pound)m	Operating leases (pound)m
Year ending December 31:
2003	1.4	28.9
2004	0.2	26.9
2005	—	21.8
2006	—	17.3
2007	—	14.2
Later years, through 2013	—	60.9

Total minimum lease payments	1.6	170.0

Contingent Liabilities

Make whole penalty

The make whole penalty arises on any prepayment of the Guaranteed Senior Notes (Notes).

The make whole penalty, if triggered under certain circumstances, is calculated as the discounted interest differential on the level of prepaid debt at the applicable coupon rate and the available market rate on US treasury stock at the time of redemption plus a margin of 0.5%. In the case of a change of control situation triggering the make-whole penalty, the coupon rate applicable to the make-whole calculation is 9.25% per annum. For all other make-whole calculations the coupon rate is 7.61% per annum. The discount calculation is calculated on the basis of the redeemed Notes and is performed over the remaining life of such Notes. The total Guaranteed Senior Notes of $175.0 million mature in April 2011 and annual repayments of $35.0 million are due from April 2007 until maturity.

Put options

The Group has entered into agreements with certain shareowners of the partially owned subsidiaries to acquire additional equity interests in the future. These agreements typically contain options requiring the Group to purchase their shares at specified times up to 2011 for consideration calculated on the basis of average earnings both before and after the exercise of the option.

All agreements contain clauses that cap the maximum consideration payable by the Group. On the basis of the relevant companies’ current financial performance the estimated amount that would be payable by the Group in respect of these options, if all such options were exercised, is (pound)13.7 million, all of which is payable in cash.

For those agreements that have caps on the liability exposure, the total capped amount is (pound)22.7 million.

At 31 December 2002, none of the options were exercised.

28. Transactions with related parties

During the year turnover billed to the Group in the ordinary course of business by the joint venture: Zenith Optimedia Group Limited and the associated undertaking: The Facilities Group Limited was as follows:

	2002 (pound)m	2001 (pound)m
Media services	33.0	79.7
Production	0.9	1.0

Total	33.9	80.7

The balances with joint ventures and associated undertakings at 31 December 2002 are disclosed in Notes 19 and 21.

No Director had any material interest in any contracts with the Company or any of its subsidiaries or owned shares in any subsidiary.

29. Derivatives and other financial instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments - Group policy

The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central (pound)155.9 million bank facility (2001: $225.0 million, (pound)154.1 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate swaps and forward foreign currency contracts. The main risks arising from the Group’s financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group’s trading activities.

Interest rate risk

The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Group’s fixed and floating rate borrowings are denominated in sterling or US dollars. The Group’s policy is to manage this exposure primarily via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in line with Group policy.

As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011, in line with the expected maturity of the Guaranteed Senior Notes, was in place.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Foreign currency risk

The Group has significant and diverse investments in foreign operations. The Group’s balance sheet and profit and loss account can therefore be materially affected by movements in exchange rates. It is not the Group’s policy to manage net assets via balance sheet hedging, or to hedge the translation of international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge transaction exposures on cash repatriations from its international operations and cross-border trading.

The following numerical disclosures relate to the Group’s financial assets and financial liabilities as defined in FRS 13 “Derivatives and Other Financial Instruments”.

For the purpose of the disclosures which follow in this note, short-term debtors and creditors, which arise directly from the Group’s operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP 24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page F-32.

29. Derivatives and other financial instruments (continued)

Foreign exchange and Interest rate management

Foreign exchange and interest rate exposures are managed centrally by the Group’s treasury operations based in London. The Board determines policies governing the use of financial instruments.

The Group’s interest rate management policy is to protect a significant proportion of the Group’s borrowing requirement from material movements in interest rates. As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011 in line with the expected maturity of the Guaranteed Senior Notes was in place.

Interest rate profile

The interest rate profile of the financial liabilities of the Group was:

	2002				2001
	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total
Currency	(pound)m	(pound)m	(pound)m	(pound)m	(pound)m	(pound)m	(pound)m	(pound)m
Sterling	123.0	—	0.6	123.6	91.9	20.1	3.8	115.8
US Dollars	33.6	80.7	0.1	114.4	36.6	89.1	2.4	128.1
Korean Won	—	—	—	—	—	10.4	—	10.4
Other	7.5	3.4	5.6	16.5	12.2	6.8	6.8	25.8

Total	164.1	84.1	6.3	254.5	140.7	126.4	13.0	280.1

Fixed rate financial liabilities

	2002		2001
Currency	Weighted average interest rate %	Weighted average period to maturity months	Weighted average interest rate %	Weighted average period to maturity months
Sterling	—	—	5.3	19
US Dollars	9.3	70	7.6	82
Korean Won	—	—	11.0	1
Other	3.4	26	12.1	19

Total	9.0	68	7.8	62

The floating rate financial liabilities comprise bank borrowings under the Group’s revolving credit facility and amounts swapped from fixed rate to floating rate. These liabilities bear interest at rates set in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The fixed rate liabilities comprise amounts outstanding under the Guaranteed Senior Notes (net of amounts swapped to floating rate).

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition cash payments due after one year. The weighted average period to maturity of these liabilities is 10 months (2001: 16 months).

29. Derivatives and other financial instruments (continued)

The interest rate profile of the financial assets of the Group was:

	2002			2001
Currency	Floating rate financial assets (pound)m	Fixed rate financial assets (pound)m	Total (pound)m	Floating rate financial assets (pound)m	Fixed rate financial assets (pound)m	Total (pound)m
Sterling	0.1	—	0.1	0.2	—	0.2
Korean Won	0.2	—	0.2	0.2	—	0.2
Other	2.0	0.1	2.1	2.1	0.2	2.3

Total	2.3	0.1	2.4	2.5	0.2	2.7

Fixed rate financial assets

	2002		2001
Currency	Weighted average interest rate %	Weighted average period to maturity months	Weighted average interest rate %	Weighted average period to maturity months
Other	5.1	3	2.4	2

The floating rate financial assets comprise loans to employees and other third parties, on which interest is fixed quarterly on an arms length basis by reference to the appropriate inter-bank rate and short-term money market deposits and investment funds bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates where appropriate.

Currency exposures

The Group’s currency exposures, that give rise to the net currency gains and losses recognized in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent that these are not matched. As at 31 December 2002, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group’s profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total nominal value of (pound)34.6 million were outstanding at 31 December 2002 (2001: (pound)l06.2 million). It is Group policy to hedge only known exposures and not to speculate on foreign currency movements.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities, excluding short-term creditors as defined, is as follows:

Expiring	2002 (pound)m	2001 (pound)m
In one year or less, or on demand	21.4	37.2
In more than one year but not more than two years	124.0	9.7
In more than two years but not more than five years	22.1	113.3
In more than five years	87.0	119.9

Total	254.5	280.1

As described in Notes 1 and 21, in February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal program.

29. Derivatives and other financial instruments (continued)

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

Expiring	2002 (pound)m	2001 (pound)m
In one year or less	3.9	8.8
In more than two years but not more than five years	29.3	42.9

Total	33.2	51.7

In addition to the Guaranteed Senior Notes ($175.0 million, fully drawn), the Group had committed central bank facilities of (pound)l55.9 million, of which (pound)l26.6 million was drawn at 31 December 2002 (2001: (pound)111.2 million). The Group also had other committed borrowing facilities of (pound)3.9 million, none of which was drawn at 31 December 2002 (2001: other committed facilities of (pound)8.8 million, none of which was drawn at 31 December 2001). The maturity profile of the Guaranteed Senior Notes and committed central bank facilities is as follows:

Expiring	2001 (pound)m	2002 (pound)m
In one year or less	3.9	19.3
In more than one year but not more than two years	155.9	—
In more than two years but not more than five years	—	154.1
In more than five years	108.7	119.9

Total	268.5	293.3

Group borrowings other than those disclosed above are uncommitted borrowings, and as such could become repayable on demand at 31 December 2002. A total of (pound)11.2 million of such borrowings were outstanding at 31 December 2002 (2001: (pound)22.9 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group’s liquidity against central committed facilities.

Fair values of financial assets and liabilities

Set out below is a comparison by category of the book values of the Group’s financial assets and liabilities:

Primary instruments held to finance the Group’s operations:	2002 Book values (pound)m	Fair values (pound)m	2001 Book values (pound)m	Fair values (pound)m
Short-term borrowings and current portion of long-term borrowings	(139.5)	(139.5)	(147.2)	(147.2)
Long-term borrowings	(108.7)	(123.6)	(119.9)	(126.9)
Cash deposits	0.5	0.5	0.6	0.6
Other financial liabilities	(6.3)	(5.6)	(13.0)	(11.0)
Other financial assets	1.9	1.9	1.9	1.9

Derivative instruments held to manage the interest rate and currency profile:
Interest rate swap	—	3.8	—	0.1
Foreign currency contracts	—	0.1	—	0.3

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate swaps have been calculated using indicative bank valuations of applicable contracts outstanding as at 31 December 2002. The Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognized gains or losses on such hedges at either 31 December 2002 or 31 December 2001.

30. Directors’ Emoluments

The total emoluments, including pension costs, for the year ended December 31, 2002 were (pound)3,880,000 (2001: (pound) 3,070,000).

The emoluments, excluding pension costs, of the Chairman and Highest paid Director, were:

Year ended December 31, 2002
Charles Scott (Chairman)	(pound	)225,000
Michael Bungey (Highest paid Director)	(pound	)739,000

Year ended December 31, 2001
Charles Scott (Chairman)	(pound	)220,000
Michael Bungey (Highest paid Director)	(pound	)763,000

31. Employee share schemes

Options outstanding at 31 December 2002 under the Company’s share option schemes are shown below:

	Date of grant	Number of shares		Exercise price	Options exercisable
Performance Option Scheme	May 1995	189,635		73p	May 1998 to May 2005
	Aug 1995	189,634		95p	Aug 1998 to Aug 2005
	Apr 1996	192,500		130p	Apr 1999 to Apr 2006
	Apr 1996	477,500	*	130p	Apr 2001 to Apr 2003
	Apr 1997	420,000		132p	Apr 2000 to Apr 2007
	Apr 1997	572,500	*	132p	Apr 2003 to Apr 2007

Demerger Performance Option Scheme	May 1995	41,462		73p	May 1998 to Dec 2004
	Aug 1995	41,463		95p	Aug 1998 to Dec 2004
	Apr 1996	98,750		130p	Apr 1999 to Dec 2004
	Apr 1996	248,750	*	130p	Apr 2001 to Apr 2003
	Apr 1997	165,000		132p	Apr 2000 to Dec 2004
	Apr 1997	186,250	*	132p	Apr 2003 to Dec 2004

Performance Share Option Scheme	Dec 1997	3,034,129		105p	Dec 2000 to Dec 2004
	May 1998	559,138		124p	May 2001 to May 2005
	Mar 1999	1,061,013		165p	Mar 2002 to Mar 2006
	Aug 1999	62,322		177p	Aug 2002 to Aug 2006
	Mar 2000	162,621		359p	Mar 2003 to Mar 2007
	Aug 2000	60,230		347p	Aug 2003 to Aug 2007
	Dec 2000	89,248		247p	Dec 2003 to Dec 2007

Equity Participation Plan	Dec 1997	3,537,999		105p	Dec 2000 to Dec 2004
	Mar 1999	80,029		165p	Mar 2002 to Mar 2006

Zenith Executive Incentive Plan	Apr 1999	30,823		161p	Apr 2002 to Apr 2006

Healthworld Grants	Nov 1997	69,314		129p	Mar 2000 to Nov 2004
	Nov 1997	337,165		130p	Mar 2000 to Nov 2007
	Nov 1997	108,305		143p	Mar 2000 to Nov 2007
	Feb 1998	64,991		216p	Mar 2000 to Feb 2003
	Feb 1998	30,324		217p	Mar 2000 to Feb 2008
	Feb 1998	31,503		238p	Mar 2000 to Feb 2003
	Feb 1998	11,809		239p	Mar 2000 to Feb 2003
	Jul 1998	129,966		218p	Mar 2000 to Jul 2008
	Jul 1998	28,148		216p	Mar 2000 to Jul 2005
	Dec 1998	34,903		155p	Mar 2000 to Dec 2008
	Dec 1998	243,021		156p	Mar 2000 to Dec 2008
	Jan 1999	10,830		198p	Mar 2000 to Jan 2006
	Feb 1999	90,255		209p	Mar 2000 to Feb 2006

Apr 1999	8,664	173p	Mar 2000 to Apr 2006
Aug 1999	58,050	180p	Mar 2000 to Aug 2009
Nov 1999	866,440	252p	Apr 2001 to Nov 2009

31. Employee share schemes (continued)

	Date of grant	Number of shares	Exercise price	Options exercisable
1999 Lighthouse Global Network Grants	Jan 1999	62,538	31p	Sep 2000 to Jan 2009

2000 Lighthouse Global Network Grants	Apr 2000	1,405,101	165p	Sep 2000 to Apr 2010
	Apr 2000	75,893	190p	Sep 2000 to Apr 2010
	Apr 2000	26,992	216p	Sep 2000 to Apr 2010
	Apr 2000	36,481	241p	Sep 2000 to Apr 2010
	Apr 2000	7,818	165p	Sep 2000 to Apr 2010
	Apr 2000	20,847	165p	Sep 2000 to Apr 2010
	Apr 2000	2,606	165p	Sep 2000 to Apr 2010
	Apr 2000	16,846	216p	Sep 2000 to Apr 2010
	Apr 2000	30,227	165p	Sep 2000 to Apr 2010
	Apr 2000	31,270	216p	Sep 2000 to Apr 2010
	Apr 2000	51,666	165p	Sep 2000 to Apr 2010
	Apr 2000	10,423	165p	Sep 2000 to Apr 2010
	Apr 2000	5,212	165p	Sep 2000 to Apr 2010
	Apr 2000	26,058	190p	Sep 2000 to Apr 2010
	May 2000	52,117	165p	Sep 2000 to Jan 2010
	May 2000	11,356	216p	Sep 2000 to Jan 2010
	May 2000	289,718	241p	Sep 2000 to May 2010
	May 2000	31,269	165p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	13,717	241p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	43,291	241p	Sep 2000 to May 2010
	Jul 2000	2,606	165p	Sep 2000 to Jul 2010
	Jul 2000	149,185	241p	Sep 2000 to Jul 2010
	Aug 2000	7,818	241p	Sep 2000 to Aug 2010
	Aug 2000	114,654	318p	Sep 2000 to Aug 2010

Executive Share Option Scheme	Jun 2001	790,000	198p	Jun 2004 to Jun 2011
	Apr 2002	8,279,546	78p	Apr 2005 to Apr 2012
	Apr 2002	99,906	85p	Apr 2005 to Apr 2012
	Apr 2002	205,318	85p	Apr 2005 to Apr 2012
	Sep 2002	516,667	50p	Sep 2005 to Sep 2012

The options marked * are super options, which are defined on page _.

Exercise prices have been rounded to the nearest penny. In the case of the demerger scheme, the date of grant shown is that of the original option replaced under the demerger scheme.

Long Term incentive Scheme

Executive Share Option Scheme

Two types of options may be granted under the Scheme - market value options (for the majority of participants) and discounted options (mainly, but not exclusively, for Executive Directors of the Company). The market value options have an exercise price equivalent to the market value of the Ordinary shares at the date of grant. Participants who are granted discounted options must make a non-refundable advance payment at the time of the grant equivalent to not less than 12.5% of the market value of the Ordinary shares at the time of grant. No further amount will be paid by such participants on exercise of the option. Options lapse ten years after the date of grant.

In September 2002, options over 516,667 shares were granted to executives. Of these, 416,667, including 250,000 discounted options, were granted to an Executive Director.

Equity Participation Plan

Participants in the Plan pay a cash sum equivalent to 12.5% of the market value of the Ordinary shares at the date of grant. No further amount is paid on exercise of the option. The plan expired in December 2000 and no further options may be granted thereunder.

Performance Share Option Scheme

Options granted under the scheme have an exercise price equal to market price at the time of grant. Participants are required to agree to a salary or bonus sacrifice of up to (pound)50,000 over a three year period. The sum payable is one eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. The scheme expired in December 2000 and no further options may be granted thereunder.

Other Schemes

The Company also has an Executive Share Option Scheme (the 1995 Performance Share Option Scheme), which expired in 1997, under which there are subsisting options—ordinary and super options. Options were granted to participants at market value at the time of grant.

At the year end, a small number of options remained under the Zenith Executive Incentive Plan, which was set up by the Company for senior executives of its former joint venture, Zenith. To participate, executives invested in the Scheme by cash payment or salary or bonus sacrifice. The Plan expired in December 2000 and no further options may be granted thereunder. The awards which vested during the year were paid wholly in cash.

Performance Criteria Applicable to Share Options and Equity Participation Rights

Executive Share Option Scheme

Options granted to participants who are not Directors of the Company will only be exercisable if the annual percentage growth in the Company’s earnings per share (EPS) over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3% and (b) 5% per annum. The options will only be exercisable in full if the Company’s EPS growth exceeds 20% per annum.

75% of the options granted to individual Directors will be exercisable in accordance with the above EPS target. The remaining 25% will be exercisable based on the total shareholder return (TSR) performance of the Company measured against a comparator group initially comprising the following companies from the advertising and media sector - Grey Advertising, Havas Advertising, Interpublic, Omnicom, Publicis, True North Communications, WPP, Aegis, Taylor Nelson Sofres, GWR, Scoot.Com, BskyB, Capital Radio, Carlton Communications, Chime, EMI, Incepta, Maiden, Pearson, Reed International, Tempus, United Business Media, Future Network and Scottish Media.

If the Company’s performance places it in the top quartile among that group of companies, all of the latter part of the option will be exercisable. If the Company’s performance places it below the median, that part of the option will not be exercisable at all.

Equity Participation Plan

Participants are eligible to receive shares if the Company’s EPS growth is higher than the annual increase in the UK Retail Price Index plus 2% over a fixed three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares to a maximum of eight times the number of shares that could have been acquired with the original investment, can be issued on a pro-rata basis depending on EPS performance. To achieve maximum allocation requires EPS growth of 25% compound per annum. Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

Awards to Directors of the Company vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return (TSR) compared to a group of major publicly quoted advertising groups initially comprising of GGT Group, Grey Advertising, Havas, Omnicom, Publicis, Saatchi & Saatchi, Interpublic, True North Communications and WPP.

Performance Share Option Scheme

Participants are eligible to exercise their options dependent on the performance of the Group over a three-year period. If EPS growth is higher than the UK Retail Price Index plus 2%, participants may exercise options on a pro-rata basis depending on EPS performance. Full exercise requires EPS growth of 25% compound per annum over three years. One half of the eligible options become exercisable after three years and the remainder one year later.

Other Schemes

Under the 1995 Performance Share Option Scheme, ordinary options are exercisable only if, over any three-year period from the date of grant, there is an increase in the EPS of the Company of 6% more than the increase in the UK Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in EPS from the date of grant has been sufficient to place the Company in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

The Zenith Executive Incentive Plan was set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant shares and, if necessary, cash. Actual entitlement was determined by measuring the growth in Zenith’s operating profit over a three-year period.

31. Employee share schemes (continued)

Changes in the number of Ordinary shares issuable under executive share schemes are as follows:

	Number of shares	Weighted average exercise price (pence)
Balance at January 1, 2001	33,997,735	143
Options granted	1,005,506	198
Options exercised	(5,062,842)	81
Options lapsed	(6,731,117)	136

Balance at December 31, 2001	23,209,282	144
Options granted	10,254,416	76
Options exercised	(2,248,559)	104
Options lapsed	(5,168,097)	136

Balance at December 31, 2002	26,047,042	121

At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was 31p to 359p and 6 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 13,790,990 and 18,167,672, respectively, and the weighted average exercise price of those options was 121p and 144p, respectively.

Changes in the number of Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended 31 December 2002 were as follows:

	2002	2001	2000
Balance at beginning of the year	—	—	1,080,256
Options exercised	—	—	(592,976)
Options granted	—	—	—
Options lapsed	—	—	(487,280)

At end of the year	—	—	—

Exercisable at end of year	—	—	—

32. Post retirement benefits

The Group operates a number of pension schemes throughout the world. The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiary undertakings. The major schemes, which cover the majority of scheme members, are defined contribution schemes.

Cordiant participates in the Cordiant Group Pension Scheme, which is a multi-employer defined benefit scheme. Cordiant (together with Bates UK and related employers) is financially responsible for approximately 80% of the Scheme. This has been used as the basis of preparing the FIRS 17 disclosures below. Insured pensioners and AVC benefits that are matched by insurance policies have been excluded from both the assets and the liabilities and this is consistent with the prior year treatment.

The Cordiant Group Pension Scheme section was last valued by an independent qualified actuary at 31 March 2002. The financial position of the section has been projected forward based on changes in membership and investment values. The Projected Unit method was used for this valuation.

Contributions to the scheme during the period were (pound)0.4 million. The funding level (ratio of assets to liabilities) was 60% as at 31 December 2002. The deficit will be principally borne by the Group over the remaining service lives of the existing employees.

The Group also operates funded and unfunded deferred compensation plans. Under the unfunded deferred compensation plan the accumulated liability at 31 December 2002 was (pound)2.7 million (2001: (pound)3.0 million) which is included in provisions for pensions and similar employment obligations (see note 24).

Under the funded deferred compensation plans the fair value of the assets and liabilities are reflected in these financial statements. The obligation at 3l December 2002 was (pound)10.3 million (2001: (pound) 11.4 million) and are included in provisions for pensions and similar employment obligations (see note 24). The corresponding assets are included in prepayments due after one year (see note 19). Administration expenses are charges as they are managed.

32. Post retirement benefits (continued)

The pension expense for the year was as follows:

	2002 (pound)m	2001 (pound)m
Defined benefit schemes	0.4	0.9
Defined contribution schemes	9.6	10.0

Total	10.0	10.9

The additional disclosures required by FRS 17 for defined benefit schemes are based on the Cordiant Fund section of the Cordiant Group Pension Scheme and are set out below:

(per annum)	At 31 December 2002	At 31 December 2001
The assumptions made were:
Discount rate	5.6%	6.0%
Price inflation	2.4%	2.5%
Rate of increase in salaries	3.9%	4.0%
Rate of increase in pensions in payment*	—	—

*	The rate of increase in pensions in payments is in line with the scheme rules. The statutory increase is 2.4% on pensions accrued after 5 April 1997. There is no allowance for discretionary increases, as there is no custom of awarding such increases.

The assumptions used by the Group are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered may not necessarily be borne out in practice.

The fair value of the Scheme’s assets which are not intended to be realized in the short term and may be subject to significant change before they are realized, and the present value of the Scheme’s liabilities, which are derived from cash flow projections over long periods and thus are inherently uncertain, were:

	Long term rate of return expected as at 31 December 2002	2002 (pound)m	Long term rate of return expected as at 31 December 2001	2001 (pound)m
Equities	7.1%	5.7	7.5%	6.9
Corporate Bonds	5.6%	1.5	6.0%	1.4
Gifts and cash	4.6%	1.3	5.0%	1.1

Total market value of assets		8.5		9.4
Present value of scheme liabilities		(14.2)		(13.3)

Deficit in the scheme and net pension liability		(5.7)		(3.9)

It is not expected that a deferred tax asset on the deficit will be recoverable.

The amount of this net pension liability would have a consequential effect on reserves if FRS 17 were fully adopted.

Movement in deficit during the year	2002 (pound)m
Deficit in scheme at beginning of year	(3.9)
Current service cost	(0.1)
Contributions paid	0.4
Past service cost	—
Other finance cost	(0.1)
Actuarial loss	(2.0)

Deficit in the scheme at the end of the year	(5.7)

32. Post retirement benefits (continued)

If FRS 17 had been fully adopted in these financial statements the pension costs for defined benefit schemes would have been:

Analysis of other pension costs charged in arriving at operating loss	2002 (pound)m
Current service cost	0.1
Past service cost	—
Previously unrecognized surplus deducted from past service cost	—
Gains/losses on settlements or curtailments	—
Previously unrecognized surplus deducted from the settlement or curtailment losses	—

0.1

The projected unit method has been used for calculating the disclosure in accordance with FRS 17. As the defined benefit scheme is closed, under the projected unit method the current service costs will increase as the members of the scheme approach retirement.

Analysis of amounts included in other finance costs	2002 (pound)m
Expected return on pension scheme assets	0.7
Interest on pension scheme liabilities	(0.8)

(0.1)

Analysis of amount recognized in Statement of Total Recognized Gains and Losses	2002%	2002 (pound)m
Actual return less expected return on scheme assets		(1.9)
Percentage of scheme assets	(22.0)
Experience gains and losses arising on scheme liabilities		0.6
Percentage of the present value of scheme liabilities	4.0
Changes in assumptions underlying the present value of scheme liabilities		(0.7)
Percentage of the present value of scheme liabilities	(5.0)

Actuarial loss recognized in statement of total recognized gains and losses		(2.0)

Percentage of the present value of scheme liabilities	(14.0)

33. Reconciliation to US GAAP

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to profit and shareholders’ funds, which would be required if US GAAP had been applied instead of UK GAAP, is set out below.

a) Dividends

Under UK GAAP, ordinary dividend proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

b) Goodwill and US purchase accounting

Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalized. Until 31 December 2000, goodwill on acquisitions made in the year ending 31 December 2000 was amortized over 20 years and goodwill on acquisitions made prior to 1 January 2000 was amortized over 40 years. In the year ended 31 December 2001, the economic life of all acquisitions made up to 30 June 2001 was revised and the goodwill arising from these acquisitions was amortized over its useful economic life up to a 20 year period, from date of acquisitions. The Group had not acquired any identifiable intangible assets.

SFAS 141 “Business Combinations” (SFAS 141”) was adopted by the Group on July 1, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. It also specifies criteria that intangible assets must meet in order to be recognized separately from goodwill.

From 1 January 2002, SFAS 142 “Goodwill and Intangible Assets” (“SFAS 142”) was adopted by the Group. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. In accordance with transitional arrangements, goodwill and intangible assets acquired in business combinations completed before 1 July 2001 were amortized in the year ended 31 December 2001. Goodwill acquired after 30 June 2001 has not been subject to amortization.

Upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This did not result in any significant reclassifications.

In accordance with SFAS 142 the Group performed an assessment of whether there was an indication that goodwill and equity method goodwill was impaired at 1 January 2002. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities including the existing goodwill to those reporting units as at 1 January 2002. At 1 January 2002, the Group determined the fair value of each reporting unit and compared it to the carrying value of the reporting unit. In all cases, the carrying value was equal to or less than the fair value, and there was no indicator of impairment and no transitional impairment loss.

Cordiant has chosen to undertake impairment reviews at 31 December on an annual basis. At 31 December 2002, the Group again performed an assessment of whether there was an indication that goodwill and equity method goodwill was impaired. To the extent that the carrying value of reporting units exceeded the fair value of reporting units, there was an indication that goodwill was impaired at reporting unit level. The Group then performed the second step of the impairment test, by comparing the implied fair value of the reporting unit goodwill with the carrying value of the reporting unit goodwill. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The impairment charge recognized under SFAS 142 in 2002 was (pound)221.6 million. The total carrying value of goodwill held by the Group under US GAAP (including goodwill on Joint Venture and Associates) amounted to (pound)277.8 million as of 31 December 2002 (2001: (pound)514.6 million).

The following analysis shows the impact on the Group’s statement of operations of discontinuing goodwill amortization had SFAS 142 been effective for all periods presented:

	For the year ended 31 December
	2002	2001	2000
	(pound)m	(pound)m	(pound)m
Reported net (loss)/income under US GAAP	(246.7)	(260.0)	5.6
Add back: Amortization of goodwill	—	47.8	19.0

Proforma net (loss)/income under US GAPP	(246.7)	(212.2)	24.6

	Pence per share	Pence per share	Pence per share
Basic (loss)/earnings per share under US GAPP	(60.8)	(66.8)	1.9
Add back: Amortization of goodwill	—	12.3	6.5

Proforma (loss)/earnings per share under US GAAP	(60.8)	(54.5)	8.4

Diluted (loss)/earnings per share under US GAPP	(60.8)	(66.8)	1.7
Add back: Amortization of goodwill	—	12.3	5.8

Proforma diluted earnings per share under US GAPP	(60.8)	(54.5)	7.5

Under UK GAAP, purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising from acquisitions on or after 1 January 1998 has been capitalized as an intangible fixed asset and amortized over its useful economic life. Difficult trading conditions were experienced industry wide in 2001, and the declining revenues and forecasts reported by the subsidiary management in December 2001 triggered a Group-wide impairment review for the goodwill in 2001. The Group has continued to monitor the goodwill values in the light of poor growth prospects in the industry and in accordance with FRS 11, and at 31 December 2002, a Group wide impairment review of capitalized goodwill was performed. In conducting the impairment review, Cordiant compared the net present value of the investments to their carrying value by discounting the estimated future net cash flows of the business. The discount rates were between 11.6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group.

In the years to 31 December 2000 Cordiant believed that the Group’s goodwill had an indefinite economic life due to the durability of the Group’s brand names, their ability to sustain long term profitability and the Group’s commitment to develop and enhance their value. However the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill under UK GAAP by moving to amortization. This is also in line with best practice within the industry. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortized on a straight-line basis over its useful life up to a 20 year period, from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earnout periods.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to 1 January 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. For acquisitions on or after 1 January 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortized goodwill and intangible assets. Under both UK and US GAAP no separate intangible assets have been identified.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

c) Scholz & Friends AG and Zenith Optimedia Group transactions.

On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG (“UVE”) were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant’s holding in Scholz & Friends Group GmbH and 11.0% of Cordiant’s holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant’s 50.0% interest in Zenith Media in exchange for 25.0% of the Optimedia business.

Under UK GAAP, both of these transactions were accounted for in accordance with UITF 31 “Exchanges of Businesses or Other Non-monetary Assets for an Interest in a Subsidiary, Joint venture or Associate.” UITF 31 requires that to the extent that Cordiant retains an interest in Zenith and Scholz & Friends after the transactions, even if those interests are now held through a new subsidiary and joint venture respectively, those interests should be included at their pre-transaction carrying amounts. The assets acquired through the interests in the new subsidiary and joint venture have been accounted for at fair value and the goodwill arising recorded. This treatment has given rise to unrealized gains in the Consolidated Statement of Total Recognized Gains and Losses.

33. Reconciliation to US GAAP (continued)

Under US GAAP, these transactions have been accounted for in accordance with APB 29 “Accounting for Non-monetary Transactions” as interpreted by EITF 01-2 “Interpretation of APB Opinion 29” as the exchange of productive assets not held for sale in the ordinary course of business for equivalent interests in the same or similar productive assets. APB 29 requires that the cost of the net assets or liabilities acquired be based on the recorded amount of the net assets or liabilities relinquished. This treatment does not, therefore, give rise to gains on these two transactions. Differences also arise because the amount of unamortized goodwill associated with the interests disposed of differed between UK GAAP and US GAAP.

d) Deferred taxation

The Group adopted FRS 19 (“Deferred Tax”) for UK GAAP purposes during the year ended 31 December 2001 and consequently deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognized if their realization is considered to be more likely than not. An adjustment has been recorded in 2001 and 2000 to reflect the recognition of such deferred tax assets.

US GAAP requires full provision of deferred taxation liabilities and requires deferred tax assets to be recognized and reduced by a valuation allowance to an amount considered to be more likely than not to be realized.

e) Relocation costs

Under UK GAAP, a fair value adjustment was made in 2000 for committed costs relating to the relocation of acquired enterprises prior to the acquisition by Cordiant Communications Group plc.

Under US GAAP, costs that have a future economic benefit to the combined company are expensed as incurred.

f) Employee share schemes

Under US GAAP the Company has adopted SFAS No.123, “Accounting for Stock-Based Compensation”, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No.123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No.25 and provide the pro forma disclosures required by SFAS No.123. Under SFAS No.123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

In accordance with APB Opinion No. 25 compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price. Such compensation expense is measured at the date both (1) the number of shares that an employee is entitled to receive and (2) the exercise price are known. For the year ended 31 December 2002 there is a charge/(credit) to the profit and loss account under US GAAP of (pound)0.5 million (2001: (pound)(21.4) million, 2000:(pound)11.4 million).

If the compensation cost of the options had been determined for 2002 and 2001 based on the fair value at the grant dates consistent with the method prescribed by SFAS No.123, the Group’s US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below. The revised amounts were determined based on employee share scheme awards in 1995 to 2002. Compensation cost is recognized over the vesting period of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No.123, the weighted average fair value of each option grant is estimated to be 42.4p, 162.5p and 96.7p for options granted during the year ended 31 December 2002, year ended 31 December 2001 and year ended 31 December 2000, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000 respectively; dividend yield of nil, nil and nil per cent, expected volatility of 61%, 57% and 35%, risk-free interest rate of 4.9%, 4.8% and 4.9% and expected lives of between 3.5 and 7.0 years.

Net profit/(loss) under US GAPP	2002 (pound)m		2001 (pound)m		2000 (pound)m
Reported	(246.7)		(260.0)		4.9
Proforma	(248.3)		(283.5)		16.6
(Loss)/earnings per Ordinary share (in pence)
Basic	(60.8	)p	(66.8	)p	1.6p
Diluted	(60.8	)p	(66.8	)p	1.5p
Basic - proforma	(61.2	)p	(72.8	)p	5.6p
Diluted - proforma	(61.2	)p	(72.8	)p	5.1p

g) Long term property provisions

Under UK GAAP the Group’s property provisions have been discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income) where the space is vacant or currently not planned to be used for on going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

Under US GAAP, provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated sub-rental income.

Sub-rental income is calculated based on the market estimate of rental income per square foot, expected vacant periods, estimated associated costs, such as marketing and legal costs, and known break clauses and rent review dates.

33.Reconciliation to US GAAP (continued)

h) Research and development costs

Under UK GAAP research and development costs may be capitalized, and amortized over their estimated useful lives. Under US GAAP research and development costs are written off as incurred.

Under UK GAAP research and development costs are now fully written off, and the write off previously included as a charge against income to arrive at US GAAP figures has been reversed in the reconciliation to avoid double counting the expense.

i) Cash flows

The Consolidated Cash Flow Statement is prepared in accordance with FRS 1 (revised) ‘Cash Flow Statements’ “FRS 1”. Its objectives and principles are similar to those set out under US GAAP in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals; (h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. Changes in bank overdrafts are included within cash equivalents under FRS1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a Financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing (including foreign exchange) would have decreased by (pound)2.4 million in the year ended 31 December 2002 (31 December 2001: (pound)1.4 million increase), (31 December 2000: (pound)5.4 million increase). Under UK GAAP, short term investments include short term money market deposits of (pound)0.4 million in 2002, (pound)0.6 million in 2001 and (pound)1.3 million in 2000, that would be classified as cash equivalents under US GAAP.

j) Derivative Instruments and Hedging Activities

The Group adopted SFAS No.133 at 1 January 2001. In accordance with SFAS No.133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in the fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Group may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognized in earnings with the changes in fair value of the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of the derivative instrument are recognized in earnings.

The Group has identified the following types of derivative instruments which were recorded on the balance sheet under US GAAP at 31 December 2002.

•	Interest rate swap agreements used to manage the Group’s exposures to interest rate movements;

•	Short term forward foreign exchange contracts used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognized on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

The Group’s derivative instruments do not meet the criteria of a hedging relationship stipulated in SFAS No.133. For US GAAP purposes all derivative contracts are recognized at fair value in the balance sheet. The changes in the fair value of these derivative contracts have been recorded in earnings.

The net fair value of these derivative instruments recorded as assets/ (liabilities) on 31 December may be analyzed as follows:

	2002 (pound)m	2001 (pound)m
Fair value of interest rate swaps recorded as assets	3.8	0.1
Fair value of foreign exchange derivatives recorded as assets	0.4	1.0
Fair value of foreign exchange derivatives recorded as liabilities	(0.3)	(0.7)

Net fair value	3.9	0.4

The impact of the recognition of foreign exchange derivative instruments as assets/(liabilities) at fair value on earnings resulted in a gain of approximately (pound)0.1 million (2001: (pound)0.3 million). The gain of (pound)0.3 million on recognition of foreign exchange derivative instruments at fair value at 31 December 2001 has been recognized as income in the UK GAAP accounts in the year ended 31 December 2002. The net effect of the changes in the fair value of the foreign exchange and swap derivatives on earning under US GAAP is (pound)3.6 million (2001: (pound)0.3 million).

If SFAS No. 133 had been adopted in the year ended 31 December 2000, the effect would have been a reduction in earnings of (pound)0.3 million and consequently a gain of (pound)0.6 million in the year ended 31 December 2001.

33. Reconciliation to US GAAP (continued)

k) Pensions

Under current UK GAAP (SSAP 24), pension costs comprise the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 “Retirement Benefits”, which replaces the current UK accounting standard for pensions, was introduced during the year ended 31 December 2001. The transitional disclosures required by the standard are applied, resulting only in extra disclosures in the notes to the balance sheet prepared under UK GAAP.

Under US GAAP SFAS, No. 87 “Employers’ Accounting for Pensions” requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

Under SFAS 87, the Net Periodic Pension Cost (NPPC) for 2002 was as follows:

	2002 (pound)m	2001 (pound)m
Service cost (net of member contributions)	0.2	0.2
Interest cost	1.8	1.8
Expected return on assets	(0.8)	(0.7)
Recognized net loss	0.1	0.1

Net Periodic Pension cost	1.3	1.4

The actual assumptions used were:

	2002 (pound)m	2001 (pound)m
Discount rate	6.5%	6.2%
Return on investments	6.5%	7.0%
Salary inflation	3.9%	4.0%
Pension increases in payment	2.4%	2.5%
Price inflation	2.4%	2.5%

The disclosures required under SFAS 132 “Employers’ Disclosures about Pensions and Other Post Retirement Benefits” are as follows:

(pound)m
Projected benefit obligation at 31 December 2001	28.1
Service cost	0.2
Member contributions	0.1
Interest cost	1.8
Benefits paid	(1.4)
Actuarial loss/(gain)	—

Projected benefit obligation at 31 December 2002	28.8

(pound)m
Fair value of assets at 31 December 2001	9.5
Actual return on plan assets	(1.2)
Company contribution	1.5
Member contributions	0.1
Benefits paid	(1.4)

Fair value of assets at 31 December 2002	8.5

(pound)m
Funded status of the plan at 31 December 2002	(20.3)
Unrecognized net loss	4.5

Accrued pension cost	(15.8)

Amounts recognized in the statement of financial position consist of:

(pound)m
Prepaid pension cost	(19.8)
Accrued benefit liability	—
Intangible asset	—
Accumulated other comprehensive income	4.0

Net amount recognized	(15.8)

33. Reconciliation to US GAAP (continued)

(I) Investment in own shares

Under UK GAAP, investments in own shares are capitalized and held on the balance sheet as fixed or current assets.

Under US GAAP, such shares are netted off against equity.

Under UK GAAP an amount was provided against the investment in own shares during the year. No such provision was required under US GAAP.

m) Exceptional items

Under UK GAAP, exceptional items are defined in FRS 3 “Reporting Financial Performance” as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items are considered both unusual in nature and infrequent in occurrence. In practice, exceptional items are rarely presented under US GAAP.

Under UK GAAP, FRS 12 “Provisions, contingent liabilities and contingent assets” allows provision to be made for moving and reorganization costs to be incurred in a restructuring plan initiated before the year end.

Under US GAAP, EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” requires that provision for exit costs can only be made when they do not benefit future activities of the Group. As a result (pound)1.0m of costs relating to moving and reorganization provisions recognized under UK GAAP have been deferred to future years. Under US GAAP these costs had not been incurred at 31 December 2002.

Under UK GAAP, if a decision is taken that an asset is to be scrapped, an impairment charge can be recognized immediately.

Under US GAAP, FAS 144 “Accounting for the Impairment or disposal of Long Lived Assets” requires that when a company has a specific plan for disposition by abandonment of an asset and the time period for abandonment is less than the useful life, the depreciation amounts should be adjusted to reflect the shorter useful life of the asset. As a result (pound)1.5m of the asset write downs recognized under UK GAAP have been reversed under US GAAP and deferred to 2003 as the relevant assets are still in use in 2003.

n) Operating lease

Under UK GAAP, UITF 28 “Operating Lease Incentives” inflationary increases in property leases are not required to be smoothed over the life of the lease.

Under US GAAP, FASB Technical Bulletin No. 85-3 states that a straight-line method over the life of the lease should be used to account for such scheduled rent increases.

An adjustment has been made to charge the income account under US GAAP in the year ended 31 December 2002 with (pound)1.5 million relating to such inflationary rent increases.

o) Compensated absences

Under UK GAAP, there is no prescribed requirement to book a liability for future compensated absences.

Under US GAAP, SFAS No. 43 “Accounting for compensated absences” states that vesting and accumulating rights to future compensated absences should be accrued. A liability of (pound)1.2 million has been accrued under US GAAP.

p) Employer payroll taxes

Under UK GAAP, UITF 25 “National Insurance Contributions on share option gains” requires that a provision is made for National Insurance contributions at the date of the grant of share options.

Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires that National Insurance Contributions be charged to the income statement when the option is exercised. An adjustment for (pound)0.5 million has been made to credit the income account under US GAAP.

33. Reconciliation to US GAAP (continued)

q) Statement of comprehensive income

Under UK GAAP, the Company presents a Statement of Total Recognized Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

Effect on net earnings of differences between US and UK GAAP

			2002 US$m**		2002 (pound)m		2001 (pound)m		2000 (pound)m
(Loss)/profit attributable to Ordinary shareholders in conformity with UK GAAP			(376.0)		(233.6)		(277.6)		36.1
US GAAP adjustments:
Amortization of goodwill and other intangibles	(b	)	49.6		30.8		(3.3)		(19.0)
Impairment of goodwill	(b	)	(81.3)		(50.5)		(2.2)		—
Deferred taxation	(d	)	—		—		2.3		(0.7)
Relocation provision	(e	)	—		—		—		(0.4)
Compensation costs	(f	)	(0.8)		(0.5)		21.4		(11.4)
Amortization of discount on property provisions	(g	)	0.8		0.5		0.8		1.1
Write off of research and development costs capitalized	(h	)	1.3		0.8		—		(0.8)
Fair value of derivative instruments	(j	)	5.8		3.6		0.3		—
Pensions	(k	)	0.4		0.3		(1.7)		—
Investment in own shares	(l	)	2.6		1.6		—		—
Exceptional items	(m	)	4.0		2.5		—		—
Operating lease	(n	)	(2.4)		(1.5)		—		—
Compensated absences	(o	)	(1.9)		(1.2)		—		—
Employer payroll taxes	(p	)	0.8		0.5		—		—

Net (loss)/profit attributable to Ordinary shareholders in conformity with US GAAP			(397.1)		(246.7)		(260.0)		4.9

Net (loss)/profit per Ordinary share - basic			(97.9	)c	(60.8	)p	(66.8	)p	1.6	p
Average number of Ordinary shares (in millions)			405.5		405.5		389.2		294.0
Net (loss)/profit per Ordinary share - diluted*			(97.9	)c	(60.8	)p	(66.8	)p	1.5	p
Average number of Ordinary shares - diluted (in millions)*			405.5		405.5		389.2		328.6

*	As there is a basic loss per share, options and contingent consideration have no dilutive effect in the year ended 31 December 2002 and in the year ended 31 December 2001.

Deferred taxes have not been recognized on the US GAAP adjustments. To the extent any additional deferred tax assets would be recorded, it would be fully provided with a valuation allowance and the net impact would be nil. To the extent an additional deferred tax liability would be recorded, an equal and offsetting amount of the current valuation allowance would be released and the net impact would be nil.

Cumulative effect on shareholders’ funds of differences between US and UK GAAP

			2002 US$m**	2002 (pound)m	2001 (pound)m	2000 (pound)m
Equity shareholders’ funds in conformity with UK GAAP			111.9	69.5	306.8	467.4
US GAAP adjustments:
Dividends	(a	)	—	—	—	8.4
Goodwill and US purchase accounting in respect of acquisitions	(b	)	35.2	21.9	40.9	32.8
Scholz & Friends AG and Zenith Optimedia Group transactions	(c	)	(71.5)	(44.4)	(44.4)	—
Deferred taxation	(d	)	—	—	—	(2.3)
Discount on property provisions	(g	)	(6.3)	(3.9)	(4.4)	(5.2)
Write off of research and development costs capitalized	(h	)	—	—	(0.8)	(0.8)
Fair Value of derivative instruments	(j	)	6.4	4.0	0.4	—
Pensions	(k	)	(8.2)	(5.1)	(3.3)	—
Investment in own shares	(l	)	(1.3)	(0.8)	(2.4)	—
Exceptional items	(m	)	4.0	2.5	—	—
Operating lease	(n	)	(2.4)	(1.5)	—	—
Compensated absences	(o	)	(1.9)	(1.2)	—	—
Employer payroll taxes	(p	)	0.8	0.5	—	—

Equity shareholders’ funds in conformity with US GAAP			66.7	41.5	292.8	500.3

**	These figures have been translated for the convenience of the reader at the New York Noon Buying Rate on 31 December 2002 ((pound): $1.6095).

33. Reconciliation to US GAAP (continued)

New and prospective accounting changes

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognized as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The Group is required to adopt the provisions of SFAS No. 143 effective 1 January 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 1 13, which have been adopted for transactions occurring subsequent to 15 May 2002. The adoption of SFAS No. 145 has not had a material impact on the consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a costs associated with an exit or disposal activity is recognized when the liability is incurred. The Group is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after 31 December 2002. The Group is reviewing the impact of SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148 “Accounting for share-based compensation - transition and disclosures”. It amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure provision of SFAS 123. The Group is reviewing the impact of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45 “FIN 45: Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others”. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability for the fair value of the obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after 15 December 2002 and the measurement requirements are effective for guarantees issued from 1 January 2003. FIN 45 has not had an impact on these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 “FIN 46: Consolidation of variable interest entities”. It addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Variable interest entities are entities for which control is achieved through means other than through voting rights. The interpretation is effective for interests in entities acquired after 31 January 2003, and applies in the first fiscal year beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before 1 February 2003. The Group is currently reviewing the impact of FIN 46 on the consolidated financial statements.

The EITF clarified the provisions of Issue No. 00-21 “Revenue Arrangement with Multiple Deliverables”. This Issue discusses the accounting for arrangements with customers that involve the delivery or performance of multiple products, services and/or rights to use assets, where performance by the vendor may occur at different points in time or over different periods of time. The guidance in Issue 00-21 is effective for revenue arrangements entered into in reporting periods beginning after 15 June 2003.

The EITF clarified the provisions of Issue No. 02-16 “Accounting by a customer (including a reseller) for Certain Consideration Received from a vendor”. The consensus is that cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendors’ product or services, and should be recognized as a reduction of cost of sales in the customer’s income statement, unless the consideration is a cost reimbursed or a payment for assets or services delivered to the vendor. The EITF concluded that the consensus should be applied to arrangements entered into after 31 December 2002.

34. Subsequent events

Disposals of businesses

As part of the strategy of the Board of Directors to reduce debt through a program of non-core asset disposals, in 2003 the Group disposed of the following material interests:

On June 29, 2003, Cordiant disposed of a 70 per cent interest in its principal Australian business, The Communications Group, which includes George Patterson Bates. Cordiant received cash proceeds in respect of the disposal of A$60.2 million ((pound)24.2 million) which, after deduction of transaction costs, were used to repay debt. Prior to completion, Cordiant extracted from The Communications Group surplus cash of A$41.0 million ((pound)16.5 million) which was also used to repay debt.

On July 11, 2003, Cordiant disposed of its 77.3 per cent interest in Scholz & Friends A.G. The cash proceeds payable to Cordiant in respect of the disposal of Scholz were (euro)22.4 million ((pound)15.8 million) which will, after deduction of transaction costs, be used to repay debt. A further (euro)1.5 million ((pound)1.0 million) may become payable in March 2004 dependent upon the performance of Scholz & Friends A.G. for the year ended December 31, 2003. This amount will also be used to reduce borrowings. Scholz & Friends A.G. will repay loans made to it by Cordiant totaling approximately (euro)7.5 million ((pound)5.3 million) by no later than December 31, 2003.

On July 4, 2003, the Group entered into an agreement to dispose of the FD International group of companies. The cash proceeds payable to Cordiant at completion in respect of the disposal are (pound)26.0 million. The (pound)26.0 million is subject to upwards or downwards adjustment based on a completion statement to be agreed or determined following completion. In addition, Cordiant is entitled to further consideration equal to 25 percent of any post tax capital gain made by the purchaser on its investment if the purchaser disposes of its interest in FD International within eighteen months of completion. The agreement is conditional on approval of Cordiant’s shareholders at a meeting on July 23, 2003 and clearance by the German Federal Cartel Office. If completion does not occur by August 6, 2003 because Cordiant’s shareholders fail to approve the transaction, Cordiant is required to pay the purchaser (pound)600,000 plus any applicable value added tax. In addition, Cordiant has undertaken to pay all rental obligations of Morgen-Walke Associates, Inc. in respect of its tenancy of certain leased New York premises until termination of the lease in accordance with its terms (whether or not Morgen-Walke Associates remains in occupation). In addition, Cordiant and Lighthouse Global Network, Inc. have undertaken to pay $500,000 into a bank account controlled by the purchaser from which the purchaser may draw its funds in the event that Cordiant fails to comply with its undertaking to satisfy Morgen-Walke Associates rental obligations under the lease.

Bank overdrafts, loans and Guaranteed Senior Notes

On June 19, 2003, WPP Group plc (“WPP”) acquired the Group’s indebtedness from its bank lenders, except one lender, under its Amended and Restated Loan Agreement, and from its senior notes lenders under its Amended and Restated Note Purchase Agreement, for (pound)177 million representing an amount equal to the par value of the principal obligations purchased. The remaining bank lender holding such debt with a par value of approximately (pound)79 million, transferred its debt to WPP on July 1, 2003, so that WPP now holds all of the debt.